09010649

Greer Bancshares Incorporated

Find it in Greer.

Received SEC

APR 23 2009

Washington, DC 20549

2008 ANNUAL REPORT

SEC
Mail Processing
Section

APR 23 2009

Washington, DC
122

Letter to Shareholders
Greer Bancshares Incorporated
April 9, 2009

Dear Shareholders and Friends:

Greer Bancshares Incorporated closed the year with net income of $677,000 or $0.27 cents per diluted share for the fourth quarter ended December 31, 2008, but with a loss for the year of $5,440,000 or $(2.19) per diluted share. This 2008 loss was largely a result of our third quarter write down of Fannie Mae Preferred stock and loan loss provisions in the fourth quarter that were greater than originally projected. As you may recall, the cause, nature and magnitude of the Fannie Mae preferred stock write down were communicated to you in our most recent shareholder letter to you dated October 27, 2009. In the fourth quarter, we recorded the estimated deferred tax benefit of approximately $2.5 million associated with this write down.

As referenced above, the provision for loan losses increased in the fourth quarter by $2,760,923, bringing our total reserve up to $5,127,304, or 1.65% of total loans for the year ended December 31, 2008, compared to $2,232,703 or 0.85% of loans for the year ended December, 31, 2007. This increase is in response to a dynamic loan loss reserve modeling system utilized by the Bank which takes into consideration not only indications of potential Greer State Bank portfolio weakness, but also changes in national and local economic indicators such as national GDP and local unemployment. All such factors considered together supported the necessary increases to our reserve for loan losses in 2008. As with many banks in the State and in the Southeast, our Bank's primary area of concern relates to acquisition and development, and construction-related loan exposure, which has been negatively impacted due to a slowing velocity of residential lot and home sales in comparison to prior years. While the Upstate region of SC has generally fared better than some other local economies, there is no denying the impact of the national and global economic difficulties within our market. Greer State Bank is not engaged in the business of originating or servicing sub-prime mortgage loans.

From a positive perspective, you should be made aware of the fact that the Bank's application for funding under the U.S. Department of Treasury's Capital Purchase Plan was approved and funded in the amount of $9,993,000 on January 30, 2008. While this increase in capital will provide for continued sound lending activity on the part of the Bank, it has also increased our risk based capital ratio to 11.66% as of January 30, 2009, which is in excess of the 10% level required to be considered "well-capitalized." We are pleased to have our application favorably viewed by the US Treasury with respect to this program, as evidenced by a U.S. Treasury press release dated February 3, 2008 entitled "Treasury Provides Funding to Bolster 42 Healthy, Local Banks Nationwide." It is our hope that the tone of such announcements may serve to offset some of the more negative stigma associated with other media coverage of the Treasury's Capital Purchase Plan.

Throughout 2009, we anticipate short term interest rates will remain historically low and net interest margins within the banking industry will continue to be compressed. Core deposit acquisition activities will continue to be an area of key emphasis for Greer State Bank, as we look to manage funding costs. We will continue to diligently work through existing problem loan situations in an effort to maximize value and minimize losses, and will be no less vigilant in early identification and action related to weakening credit quality in potential problem loans.

Knowing that we will be operating within a challenging interest rate and credit environment, the Company has taken steps to reduce its controllable expense budget by over $1 million for 2009. We felt that this action was necessary as we look to protect and refine components of our franchise in what is one of the most challenging recessionary environments of our time. For the first time in our history, this cost reduction effort involved the elimination of certain positions within the Company. Such action is never taken lightly, but our intent was to trim where necessary, one time, in a way that would not negatively impact service at the customer level.

As you are aware, the Company did not declare a dividend payable to common shareholders in the fourth quarter of 2008. This again was a decision made with considerable deliberation on the part of the Company's Board of Directors. In the interest of preserving long term franchise value, we will continue to evaluate the payment of shareholder dividends as we move through 2009 and into 2010. While shareholder distributions have been substantial in recent years, we must now ask for your support of our efforts to do what is necessary to plan for the future, and work through the challenges of the present.

For the 12 month period ended December 31, 2008:

- total assets reached $437.1 million, up 12.2%, or $47.4 million in comparison to December 31, 2007;

- total outstanding loans grew to $311.4 million, up 18.4%; and

- total deposits have increased by $37.5 million or 15.3% over the past 12 months.

We ask for, and thank you for your support of our Company during this time. We look forward to delivering much more positive performance updates to you as our loyal shareholders. We find no comfort in the fact that Greer Bancshares is not alone in this weakened economic environment. We know that we must work harder than ever to maintain our solid market share position while battling the effects of our national and global economic conditions. We are optimistic that the hard work, hard decisions and united efforts of our team will bear fruit as we move into a more favorable economic climate.

As always, we welcome your comments for improving your Company and our communications with you.

Walter M. Burch
Chairman of the Board

Kenneth M. Harper
President & Chief Executive Officer

Board of Directors

Walter M. Burch	Chairman/The Greer Citizen/Retired
Mark S. Ashmore	Ashmore Bros. Inc./Century Concrete, President
Steven M. Bateman	Steven M. Bateman, CPA/Owner
Raj K. S. Dhillon	Motel Owner and Land Developer
Gary M. Griffin	Mutual Home Stores, Vice President
Kenneth M. Harper	Greer Bancshares, Inc. and Greer State Bank, President & CEO
R. Dennis Hennett	Greer Bancshares, Inc. and Greer State Bank/Retired
Harold K. James	James Agency, Inc., Real Estate and Insurance, Vice President/Broker in Charge
Paul D. Lister	Lister & Jeter, CPAs, LLC
David M. Rogers	Joshua's Way, Inc., President
Theron C. Smith, III	Eye Associates of Carolina, PA, President
C. Don Wall	Professional Pharmacy of Greer, Inc., President

Greer Bancshares Incorporated Executive Officers

Kenneth M. Harper	President & Chief Executive Officer
J. Richard Medlock, Jr.	Chief Financial Officer

Greer State Bank Officers

Kenneth M. Harper	President & Chief Executive Officer
Victor K. Grout	Executive Vice President & Commercial Lending/Risk Management
J. Richard Medlock, Jr.	Executive Vice President & Chief Financial Officer
John Gifford	Senior Vice President/Greer Financial Services
William S. Harrill, Jr.	Senior Vice President/Mortgage Lending
J. William Hughes	Senior Vice President/Consumer Lending
Lola C. Hart	Senior Vice President/Controller
Greg Sisk	Senior Vice President/Community Executive - Taylors/Retail Banking Manager
Chris M. Talley	Senior Vice President & Chief Operations Officer
E. Pierce Williams, Jr.	Senior Vice President/Commercial Banking
Jim Boyd	Vice President/Commercial Lending
Brad Cantrell	Vice President/Credit Analyst
Rick Danner	Vice President/Human Resources & Security
Debra Day	Vice President/Compliance
Judy A. Edwards	Vice President/Risk Management Administrator
David Faucette	Vice President/Internal Auditor
Robert M. Lee	Vice President/Information Technology
Tim Lincolnhol	Vice President/Community Banking
Kelly C. Long	Vice President/Branch Manager of Buncombe Road Office
Sandra D. Mason	Vice President/Operations Officer
Denise W. Plumblee	Vice President/Corporate Training Director
Scott Presley	Vice President/Construction Lending
Elizabeth C. Sayce	Vice President/Manager, Loan Administration
Carole Stroud	Vice President/Branch Manager of Poinsett Office
Beth C. Waters	Vice President/Marketing Director

Greer State Bank Officers (continued)

Thomas L. Williams	Vice President/Branch Manager of North Main Office
Christy H. Blackwell	Assistant Vice President/Branch Manager of Taylors Office
Sue H. Gaines	Assistant Vice President/Mortgage Lending Officer
Scott Greene	Assistant Vice President/Credit Administration
Terri N. Grady	Assistant Vice President/Operations
Ann S. Miller	Assistant Vice President/Manager EDP & Item Processing
Marvin E. Robinson, Jr.	Assistant Vice President/Commercial Lending
Eric Steele	Assistant Vice President/Greer Financial Services
Joy Peebles	Banking Officer/Loan Production
Donna Miller	Internet Banking Officer

Greer State Bank Staff

Meredith Alexander
Jason Baldwin
Jolynne Beck
Marsha Bennett
Charlotte Betts
Shea Boyce
Nancy Brown
Theresa Bruce
Mindi Calvert
Patti Clifton
Melissa Carroll
Maury Cook
Angie Coleman
Karen Corn
Sarah Crutchfield
Grace Edwards
Jessica Estola
Sherri Forrester
Candice Good
Marie Good
Willie Greer
Patsy Hairston
Vince Harris
Cindy Hart
Doris Hendricks
Carey Henry
Heather Henson
Angela Hornick
Tonya Kellett
Jennifer Kemp
Nikita Mack
David McCammon
Cindy Morrell
Joy Myers
Linda Oliver
Cindi Patterson
Brooke Phillips
Leanna Perdue
Brandi Prevatte
Ann Rainey
Nalani Ramza
Christal Ray
Patsy Robinson
Tonda Rogers
Linda Rorie
Denise Ross
Luke Rumsey
Mindi Smith
Tammy Smith
Teresa Smith
Tammy Thompson
Kristi Twiddy
Ann Vaughn
Pat Vaughn
Pat Wellmon
Marie Wilson
Lisa Wiles
Lena Wolfe

Our Vision:
A better life for all

Our Mission:
Exceptional banking for everyday people

Our Values:
Character: *Whatever we do, we will do with integrity.*
Commitment: *Whatever we do, we will do with dedication.*
Competence: *Whatever we do, we will do with excellence.*
Courtesy: *Whatever we do, we will do with respect and kindness.*

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Greer Bancshares Incorporated and Subsidiary
Greer, South Carolina

We have audited the accompanying consolidated balance sheets of Greer Bancshares Incorporated and Subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greer Bancshares Incorporated and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
March 31, 2009

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Balance Sheets

Assets	December 31, 2008	December 31, 2007
Cash and due from banks	$ 5,808,332	$ 7,049,411
Interest-bearing deposits in banks	370,644	425,965
Federal funds sold	121,000	-
Cash and cash equivalents	6,299,976	7,475,376
Investment securities:		
Held to maturity (fair value of approximately $16,164,898 and $19,280,878, respectively)	15,977,251	19,586,460
Available for sale	79,874,179	79,564,947
Loans, net of allowance for loan losses of $5,127,304 and $2,232,703, respectively	306,286,728	260,777,824
Premises and equipment, net	6,294,763	6,572,810
Accrued interest receivable	2,094,424	2,447,911
Restricted stock	5,689,914	4,943,014
Other assets	14,614,457	8,337,020
Total assets	**$ 437,131,692**	**$ 389,705,362**
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Non interest-bearing	$ 28,428,528	$ 30,395,986
Interest-bearing	253,696,157	214,197,174
Total deposits	282,124,685	244,593,160
Short term borrowings	4,000,000	3,004,000
Long term borrowings	129,341,000	113,441,000
Other liabilities	3,839,952	4,231,680
Total Liabilities	**419,305,637**	**365,269,840**
Commitments and contingencies - Notes 9 and 10		
Stockholders' Equity:		
Preferred stock—no par value 200,000 shares authorized; none issued	-	-
Common stock--par value $5 per share, 10,000,000 shares authorized; 2,486,692 and 2,481,836 shares issued and outstanding at December 31, 2008 and 2007, respectively	12,433,460	12,409,180
Additional paid in capital	3,415,182	3,259,895
Retained earnings	1,826,930	8,609,670
Accumulated other comprehensive income	150,483	156,777
Total Stockholders' Equity	**17,826,055**	**24,435,522**
Total Liabilities and Stockholders' Equity	**$ 437,131,692**	**$ 389,705,362**

The accompanying notes are an integral part of these consolidated financial statements.

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Statements of Income (Loss)

	For the Years Ended December 31,		
	2008	2007	2006
Interest income:			
Loans, including fees	$ 18,490,118	$ 20,652,576	$ 18,620,395
Investment securities:			
Taxable	4,460,793	3,071,097	2,618,935
Tax-exempt	921,115	979,027	908,436
Federal funds sold	38,258	92,112	34,428
Other	13,655	41,144	33,415
Total interest income	23,923,939	24,835,956	22,215,609
Interest expense:			
Interest on deposit accounts	7,721,112	8,178,964	6,653,779
Interest on short term borrowings	82,825	505,852	565,472
Interest on long term borrowings	4,985,916	4,056,328	3,372,381
Total interest expense	12,789,853	12,741,144	10,591,632
Net interest income	11,134,086	12,094,812	11,623,977
Provision for loan losses	4,230,227	1,810,883	597,000
Net interest income after provision for loan losses	6,903,859	10,283,929	11,026,977
Noninterest income:			
Customer service fees	862,463	905,131	936,978
Gain on sale of investment securities	200,451	-	78,269
Impairment loss on investment securities	(8,366,630)	-	-
Other noninterest income	1,981,888	1,593,961	1,324,756
Total noninterest income (loss)	(5,321,828)	2,499,092	2,340,003
Noninterest expenses:			
Salaries and employee benefits	6,092,666	5,733,309	5,444,426
Occupancy and equipment	922,265	934,951	875,103
Postage and supplies	308,948	314,625	303,842
Marketing expenses	386,096	362,982	335,685
Directors fees	250,419	209,457	194,698
Professional fees	442,841	397,891	371,714
Other noninterest expenses	2,039,708	1,275,613	1,396,751
Total noninterest expenses	10,442,943	9,228,828	8,922,219
Income (loss) before income taxes	(8,860,912)	3,554,193	4,444,761
Provision (benefit) for income taxes:	(3,420,808)	948,568	1,291,955
Net income (loss)	$ (5,440,104)	$ 2,605,625	$ 3,152,806
Basic net income (loss) per share of common stock	$ (2.19)	$ 1.05	$ 1.28
Diluted net income (loss) per share of common stock	$ (2.19)	$ 1.04	$ 1.25
Weighted average shares outstanding:			
Basic	2,485,096	2,479,051	2,462,688
Diluted	2,485,096	2,509,270	2,517,549

The accompanying notes are an integral part of these consolidated financial statements.

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2008, 2007 and 2006

	Common Stock		Additional Paid In	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance at December 31, 2005	2,453,580	$ 12,267,900	$ 2,741,878	$ 6,750,925	$ (196,393)	$ 21,564,310
Cumulative effect of adoption of SAB 108, net of tax benefit of $278,978 (Note 22)	-	-	-	(541,547)	-	(541,547)
Net income	-	-	-	3,152,806	-	3,152,806
Other comprehensive income, net of tax:						
Unrealized holding gain on investment securities net of income taxes of approximately $24,000	-	-	-	-	110,666	110,666
Less reclassification adjustments for gains included in net income, net of income taxes of approximately $30,000	-	-	-	-	(48,526)	(48,526)
Comprehensive income						3,214,946
Stock option exercises pursuant to stock option plan	19,091	95,455	206,646	-	-	302,101
Tax benefit of stock options exercised	-	-	19,155	-	-	19,155
Stock based compensation	-	-	72,011	-	-	72,011
Dividends declared ($.85 per share)	-	-	-	(2,088,748)	-	(2,088,748)
Balance at December 31, 2006	2,472,671	12,363,355	3,039,690	7,273,436	(134,253)	22,542,228
Net income	-	-	-	2,605,625	-	2,605,625
Other comprehensive income, net of tax:						
Unrealized holding gain on investment securities net of income taxes of approximately $182,000	-	-	-	-	291,030	291,030
Comprehensive income						2,896,655
Stock option exercises pursuant to stock option plan	9,165	45,825	46,732	-	-	92,557
Tax benefit of stock options exercised	-	-	8,082	-	-	8,082
Stock based compensation	-	-	165,391	-	-	165,391
Dividends declared ($.51 per share)	-	-	-	(1,269,391)	-	(1,269,391)
Balance at December 31, 2007	2,481,836	12,409,180	3,259,895	8,609,670	156,777	24,435,522
Cumulative effect of a change in accounting principle (Note 1)				(75,031)		(75,031)
Net loss	-	-	-	(5,440,104)	-	(5,440,104)
Other comprehensive loss, net of tax:						
Unrealized holding losses on investment securities net of income taxes of approximately $3,143,000	-	-	-	-	(5,044,826)	(5,044,826)
Less reclassification adjustments for losses included in net loss net of income tax benefit of approximately $3,128,000	-	-	-	-	5,038,532	5,038,532
Comprehensive loss						(5,446,398)
Stock option exercises pursuant to stock option plan	4,856	24,280	22,680	-	-	46,960
Stock based compensation	-	-	132,607	-	-	132,607
Dividends declared ($.51 per share)	-	-	-	(1,267,605)	-	(1,267,605)
Balance at December 31, 2008	2,486,692	$ 12,433,460	$ 3,415,182	$ 1,826,930	$ 150,483	$ 17,826,055

The accompanying notes are an integral part of these consolidated financial statements.

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
	2008	**2007**	**2006**
Operating activities:			
Net income (loss)	$ (5,440,104)	$ 2,605,625	$ 3,152,806
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	487,428	472,199	472,933
Gain on sale of investment securities	(200,451)	-	(78,269)
Impairment loss on investment securities	8,366,630	-	-
Provision for loan losses	4,230,227	1,810,883	597,000
Deferred income taxes (benefit)	(3,723,259)	(171,537)	16,000
Stock-based compensation	132,607	165,391	72,011
Increase in cash surrender value of life insurance	(251,641)	(233,943)	(187,737)
Net change in:			
Accrued interest receivable	353,487	(149,056)	(683,420)
Other assets	(452,165)	197,296	(536,449)
Accrued interest payable	(518,418)	340,427	852,640
Other liabilities	(42,544)	(501,216)	396,725
Net cash provided by operating activities	2,891,797	4,536,069	4,074,240
Investing activities:			
Activity in available-for-sale securities:			
Sales	14,764,547	-	11,987,953
Maturities, prepayments and calls	10,921,369	5,379,696	6,222,462
Purchases	(34,073,418)	(24,286,198)	(28,673,364)
Activity in held to maturity securities:			
Maturities, prepayments and calls	3,609,209	3,995,008	4,900,393
Purchase of restricted stock	(746,900)	(994,100)	(440,100)
Net increase in loans	(51,539,503)	(18,574,072)	(47,066,731)
Purchase of premises and equipment	(209,381)	(413,288)	(1,358,044)
Purchase of life insurance	-	(1,000,000)	-
Net cash used for investing activities	(57,274,077)	(35,892,954)	(54,427,431)

(continued)

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

	For the Years Ended December 31,		
	2008	2007	2006
Financing activities:			
Net increase in deposits	$ 37,531,525	$ 4,305,269	$ 41,101,170
Net increase (decrease) in short term borrowings	996,000	(11,167,875)	3,652,108
Proceeds from other long term borrowings	-	15,000,000	-
Repayment of notes payable to FHLB	(45,400,000)	(14,713,514)	(3,404,055)
Proceeds from notes payable to FHLB	61,300,000	35,300,000	10,250,000
Proceeds from issuance of subordinated debentures	-	-	5,000,000
Proceeds from exercise of stock options	46,960	92,557	302,101
Tax benefit from stock option exercise	-	8,082	19,155
Cash dividends paid	(1,267,605)	(1,682,801)	(1,675,338)
Net cash provided by financing activities	53,206,880	27,141,718	55,245,141
Net increase (decrease) in cash and cash equivalents	(1,175,400)	(4,215,167)	4,891,950
Cash and cash equivalents, beginning of period	7,475,376	11,690,543	6,798,593
Cash and cash equivalents, end of period	$ 6,299,976	$ 7,475,376	$ 11,690,543
Cash paid for:			
Cash paid during the year for:			
Interest	$ 13,308,271	$ 12,400,717	$ 9,738,992
Income taxes	$ 450,881	$ 829,258	$ 1,797,695
Non-cash investing and financing activities:			
Real estate acquired in satisfaction of loans	$ 1,800,372	$ 42,000	$ -
Investment in trust	$ -	$ -	$ 155,000
Dividends payable	$ -	$ -	$ (413,410)
Adoption of new accounting principle charged to retained earnings (Notes 1 and 22)	$ (75,031)	$ -	$ (541,547)
Unrealized gains (losses) on investment securities net of tax	$ (6,294)	$ 291,030	$ 62,140

The accompanying notes are an integral part of these consolidated financial statements

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Notes to Consolidated Financial Statements
December 31, 2008, 2007 and 2006

1. Summary of Significant Accounting Policies

Organization - Greer State Bank (the "Bank") was organized under a state banking charter in August 1988, and commenced operations on January 3, 1989. Greer Bancshares Incorporated is a South Carolina corporation formed in July 2001, primarily to hold all of the capital stock of Greer State Bank. The Bank engages in commercial and retail banking, emphasizing the needs of small to medium businesses, professional concerns and individuals, primarily in Greer and surrounding areas in the upstate of South Carolina. The accompanying consolidated financial statements include the accounts of the holding company and its wholly owned subsidiary (herein referred to as the "Company").

In October 2004 and December 2006, Greer Capital Trust I and Greer Capital Trust II (the "Trusts") were formed, respectively. The Trusts were formed as part of the process of the issuance of trust preferred securities. During 2004, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation Nos. 46 and 46R ("FIN 46 and 46R"), *Consolidation of Variable Interest Entities.* Under the provisions of FIN 46 and 46R, the Company has not consolidated the Trusts. The junior subordinated debt issued by the Company to the Trusts is included in long-term debt. The equity investment in the Trusts is included in other assets.

Nature of Operations - The primary activity of the holding company is to hold its investment in the Bank. The Bank operates under a state bank charter and provides full banking services. The Bank is subject to regulation by the Federal Deposit Insurance Corporation ("FDIC") and the South Carolina Board of Financial Institutions.

Greer Financial Services, a division of the Bank, provides financial management services and non-deposit product sales.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany items are eliminated in consolidation.

Business Segments - The Company reports all activities as one business segment. In determining the appropriateness of segment definition, the materiality of the potential segment and components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment is considered.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Held to Maturity - Bonds, notes and debentures for which there is the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Realized gains and losses on the sale of held-to-maturity securities are determined using the specific-identification method.

Securities Available for Sale - Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Other Than Temporary Impairment - Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in income. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) the anticipated outlook for changes in the general level of interest rates, and (4) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Concentrations of Credit Risk - The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Greater Greer area of the upstate of South Carolina. The ability of our debtors to honor their contracts is dependent upon the general economic conditions in this area.

Comprehensive Income - Comprehensive income reflects the change in equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders' equity rather than as income or expense. The statement of changes in stockholders' equity includes the components of comprehensive income. The accumulated other comprehensive income and loss at December 31, 2008 and 2007 consists solely of unrealized gains and losses on investment securities, respectively.

Loans and Interest Income - Loans are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, net deferred loan fees and any unearned discounts. Interest income is accrued and taken into income based upon the interest method.

The accrual of interest on loans is discontinued when, in the judgment of management, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is typically discontinued when the loan is 90 days past due or impaired. All interest accrued, but not collected for loans that are placed on non-accrual or charged off, is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb probable losses in the existing portfolio. Additions to the allowance for loan losses are provided by charges to earnings. Loan losses are charged against the allowance when the ultimate uncollectibility of a loan balance is determined. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a monthly basis by management. The evaluation includes the periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, impairment and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for the necessary allowance. Accordingly, individual consumer and residential loans are not separately evaluated for impairment.

Premises and Equipment - Land is carried at cost. Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged using the straight-line method over the useful lives (three to thirty-nine years) of the assets. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current earnings.

Real Estate Held for Sale - Real estate held for sale is stated at the lower of cost or net realizable value at the time of foreclosure. Market values of real estate held for sale are reviewed regularly and valuation allowances are established when the carrying value exceeds the estimated net realizable value. Gains and losses on the sale of real estate held for sale are recorded at the time of sale.

Restricted Stock - Restricted stock consists of non-marketable equity securities including investments in the stock of the Federal Home Loan Bank ("FHLB"), Community Bankers Bank and Community Financial Services, Inc. These stocks have no ready market and no quoted market value. Because of the redemption provisions of the restricted stock, the Bank estimates that fair value equals cost for these investments resulting in no impairment at December 31, 2008. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank. The stock is pledged to collateralize such borrowings. At December 31, 2008 and 2007, the investment in the Federal Home Loan Bank stock was $5,333,100 and $4,586,200, respectively. At December 31, 2008 and 2007, the investments in Community Bankers Bank and Community Financial Services, Inc. were $45,400 and $311,414, respectively. Dividends received on these stocks are included in interest income.

Stock-Based Compensation - Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), *Share-Based Payment*, ("SFAS No. 123R") which was issued by the FASB in December 2004. SFAS No. 123R revises SFAS No. 123, *Accounting for Stock Based Compensation*, and supersedes APB No. 25, *Accounting for Stock Issued to Employees*, and its related interpretations. SFAS No. 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123R also amends SFAS No. 95, *Statement of Cash Flows*, to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

Income Taxes - The Company files a consolidated federal income tax return and separate state income tax returns. Income taxes are allocated to each company as if filed separately for federal purposes and based on the separate returns filed for state purposes.

Certain items of income and expense for financial reporting are recognized differently for income tax purposes (principally the provision for loan losses, other than temporary impairment on investment securities, deferred compensation and depreciation). Provisions for deferred taxes are made in recognition of such temporary differences as required under SFAS No. 109, *Accounting for Income Taxes*. Current income taxes are recorded based on amounts due with the current income tax returns.

The need for a valuation allowance on deferred tax assets is considered when it is determined more likely than not that a deferred tax asset will not be realized. In making this determination, management considers all available evidence, including estimates of future taxable income, reversing taxable temporary differences and tax planning strategies.

In July 2006, FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109, (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 effective January 1, 2007, resulting in no adjustment to beginning retained earnings.

There are no uncertain tax positions for the open tax years that fall below the "more-likely-than-not" threshold prescribed by FIN 48 as of December 31, 2008. The Company accounts for tax penalties and interest on tax obligations as a component of income tax expense. The Company has recognized no penalties or interest for the periods presented. The Company is no longer subject to U.S. federal or state examinations by tax authorities for the tax years before 2005.

Earnings Per Share of Common Stock - Basic and diluted earnings per share of common stock are presented after giving retroactive effect to stock splits and dividends. The assumed conversion of stock options using the treasury stock method creates the difference between basic and diluted net income per share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. Anti-dilutive options totaling 370,122, 149,300 and 64,800 have been excluded from the income per share calculation for the years ended December 31, 2008, 2007 and 2006, respectively.

Off-Balance Sheet Credit Related Financial Instruments - In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivatives - The Company utilizes derivative contracts to manage interest rate risk. These instruments consisted of interest rate swaps and swaptions in 2004, 2005 and 2006 prior to their sale in December 2006. An interest rate floor was purchased in January 2006 and subsequently sold in February 2008. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index, or referenced interest rate. The Company used interest rate swaps and swaptions as fair value hedges for certain fixed rate Federal Home Loan Bank advances. The interest rate floor contract was used to hedge cash flows of certain prime based loans. The Bank does not utilize derivatives for trading purposes.

The derivatives did not qualify for hedge accounting under SFAS 133 (see Note 22). As a result, the derivatives are recorded at fair value with adjustments to earnings.

The net interest payable or receivable on interest rate swaps that are designated as hedges is accrued and recognized as an adjustment to the interest expense of the related liability and flow through the income statement for each specific reporting period.

Reclassification - Certain amounts in the 2007 and 2006 consolidated financial statements have been reclassified to conform to the 2008 presentation. The reclassifications had no effect on net income or stockholders' equity as previously reported.

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that affect accounting, reporting and disclosure of financial information by the Company:

In December 2007, FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), Implementation Issue No. E23, *Hedging – General: Issues Involving the Application of the Shortcut Method under Paragraph 68* ("Issue E23"). Issue E23 amends SFAS 133 to explicitly permit use of the shortcut method for hedging relationships in which interest rate swaps have nonzero fair value at the inception of the hedging relationship, provided certain conditions are met. Issue E23 was effective for hedging relationships designated on or after January 1, 2008. The implementation of this guidance did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 expands quarterly disclosure requirements in SFAS 133 about an entity's derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS 161 on its consolidated financial statement disclosures.

The Emerging Issues Task Force ("EITF") reached a consensus at its September 2006 meeting regarding EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. Therefore, this EITF would not apply to a split-dollar life insurance arrangement that provides a specified benefit to an employee that is limited to the employee's active service period with an employer. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company adopted EITF 06-04 at the beginning of 2008 and calculated the impact on beginning retained earnings to be $75,031 on January 1, 2008.

Effective January 1, 2008, the Company adopted SFAS No.157, *Fair Value Measurements,* (SFAS 157), and SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities*, (SFAS 159). SFAS No. 157, which was issued in September 2006, establishes a framework for using fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 159, which was issued in February 2007, generally permits the measurement of selected eligible financial instruments at fair value at specified election dates. Upon adoption of SFAS 159, the Company did not elect to adopt the fair value option for any financial instruments.

In February 2008, the FASB issued FSP No. FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, and *FAS 157-2, Effective Date of FASB Statement No. 157.* FAS 157-1 removes fair value measurements that are used in lease accounting from the scope of FASB Statement No. 157, *Fair Value Measurements*. FAS 157-2 defers, for one year, the requirement to apply FAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are not remeasured at least annually. The Company is currently assessing the impact of FAS 157-2 on the financial position, results of operations and the disclosures that will be presented in the consolidated financial statements. Under FAS 157-2, the Company defers, for one year, the requirement of nonfinancial assets and nonfinancial liabilities.

In October 2008, FASB issued a FASB Staff Position ("FSP") No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* FAS 157-3 clarifies the application of FASB Statement No. 157, *Fair Value Measurements*, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The Bank adopted FAS 157-3 in the third quarter ended September 30, 2008, with no material impact on its financial statements.

In June 2008, the FASB issued a FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.* The guidance in this FSP applies to the calculation of earnings per share ("EPS") under Statement 128 for share-based payment awards with rights to dividends or dividend equivalents. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This FSP is effective for financial statements issued in fiscal years beginning after December 15, 2008. The Company is currently evaluating the effects of this FSP on its EPS calculation and related disclosures.

In January 2009, the FASB finalized EITF 99-20-a, *Amendments to the Impairment and Interest Income Measurement Guidance of EITF Issue No. 99-20.* This FSP conforms the guidance in EITF 99-20 to that of FSP FAS 115-1 by removing the requirement of management to consider a market participant's assumptions about cash flows in assessing whether or not an adverse change in previously anticipated cash flows has occurred. Management adopted this FSP in January 2009 and elected its use when evaluating investment securities fair values at December 31, 2008.

2. Investment Securities

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities are as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Mortgage backed securities	$15,977,251	$ 190,223	$ 2,576	$16,164,898
Available for sale:				
Mortgage-backed securities	$58,120,920	$ 876,366	$ 423,120	$58,574,166
Municipal securities	20,736,533	224,462	371,582	20,589,413
Equity securities	265,600	-	-	265,600
Corporate bonds	506,440	-	61,440	445,000
	$79,629,493	$ 1,100,828	$ 856,142	$79,874,179

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
Mortgage backed securities	$19,586,460	$ 5,874	$ 311,456	$19,280,878
Available for sale:				
United States Government and other agency obligations	$ 6,666,525	$ 104,321	$ -	$ 6,770,846
Mortgage-backed securities	41,136,175	99,058	101,395	41,133,838
Municipal securities	22,428,114	266,486	81,953	22,612,647
Equity securities	8,062,885	33,115	-	8,096,000
Corporate bonds	1,016,328	-	64,712	951,616
	$79,310,027	$ 502,980	$ 248,060	$79,564,947

The amortized cost and estimated fair value of investment securities at December 31, 2008 by contractual maturity for debt securities are shown below. Mortgage backed securities have not been scheduled since expected maturities will differ from contractual maturities because borrowers may have the right to prepay the obligations.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year	$ 506,440	$ 445,000	$ -	$ -
Over 1 year through 5 years	1,257,119	1,282,031	-	-
After 5 years through 10 years	5,898,610	6,046,865	-	-
Over 10 years	14,290,670	13,575,287	-	-
	21,952,839	21,349,183	-	-
Mortgage backed securities	57,676,654	58,524,996	15,977,251	16,164,898
Total	$79,629,493	$79,874,179	$15,977,251	$16,164,898

The fair value of securities with temporary impairment at December 31, 2008 and 2007 is shown below:

2008	Less Than Twelve Months		Over Twelve Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities:				
Mortgage backed securities	$ 5,581,710	$ 418,096	$ 1,059,007	$ 7,600
Corporate bonds	-	-	445,000	61,440
Municipal securities	4,510,585	206,768	3,747,688	164,814
Total	$10,092,295	$ 624,864	$ 5,251,695	$ 233,854

2007	Less Than Twelve Months		Over Twelve Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities:				
Mortgage backed securities	$14,376,707	$ 32,161	$23,190,461	$ 380,690
Corporate bonds	-	-	951,616	64,712
Municipal securities	3,367,296	11,549	2,599,853	70,404
Total	$17,744,003	$ 43,710	$26,741,930	$ 515,806

Management believes all of the unrealized losses as of December 31, 2008 and 2007 are temporary and as a result of temporary changes in the market. The number of securities with unrealized losses was twenty-four and forty-four at December 31, 2008 and 2007, respectively. Four are mortgage-backed securities, eighteen are municipal securities, one is a pooled trust preferred security and one is a corporate bond at December 31, 2008. Thirty-three are mortgage-backed securities, nine are municipal securities and two are corporate bonds at December 31, 2007. The temporary impairment is due primarily to changes in the short and long term interest rate environment since the purchase of the securities and is not related to credit issues of the issuer. The Bank has sufficient cash and investments showing unrealized gains and borrowing sources to provide sufficient liquidity to hold the securities until maturity or a recovery of fair value if necessary.

The Bank holds 320,000 shares of Series S Federal National Mortgage Association ("FNMA") stock and one investment in an asset-backed security which are included in equity securities and mortgage-backed securities, respectively, in its available-for-sale investment portfolio, with initial costs of approximately $8,049,000 and $1,000,000.

On September 7, 2008, the United States Department of Treasury and the Federal Housing Finance Agency ("FHFA") announced that both the FNMA and the Federal Home Loan Mortgage Corporation ("FHLMC") were being placed under conservatorship and that management of the entities would be under the control of the FHFA, which is their regulator. The plan announced by the Treasury Department and the FHFA includes, among other things, the elimination of dividends on FNMA and FHMLC common and preferred stock. Further, the preferred stock of FNMA and FHLMC were also downgraded by rating agencies to below investment grade.

Two of the approximately forty-five underlying trust preferred stock issuers in the asset-backed security defaulted under the terms of the indenture, one issuer deferred interest payments and the Bank's ownership tranche was downgraded by rating agencies during the third quarter of 2008.

During the third quarter assessment of impairment, management concluded in view of these facts the market value declines were other than temporary. The Bank recorded other than temporary impairment ("OTTI") noncash charges of approximately $7,352,000 and $583,000 through earnings on September 30, 2008, as required by SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115) with respect to its holdings of the FNMA preferred stock and the asset-backed security, respectively. The OTTI charges were based on the market values of the investments on that date, or a closing price of $2.18 per share for the FNMA preferred stock and approximately $444,000 for the asset-backed security as determined by a discounted cash flow analysis.

The fourth quarter assessment of impairment by management resulted in an additional impairment charge of $432,000 through earnings on December 31, 2008 related to the FNMA preferred stock. The OTTI charge was based on the FNMA preferred stock market value on that date of $.83 per share.

Investment securities with an aggregate book value of approximately $91,817,000 and $62,615,000 at December 31, 2008 and 2007, respectively, were pledged to secure public deposits and Federal Home Loan Bank borrowings.

Gross realized gains, gross realized losses and sale proceeds for available for sale securities for the years ended December 31 are summarized as follows. These net gains or losses are shown in noninterest income as gain on sale of available for sale securities.

	2008	2007	2006
Gross realized gains	$ 202,981	$ -	$ 204,484
Gross realized losses	2,530	-	126,215
Net gain on available for sale securities	$ 200,451	$ -	$ 78,269
Sale proceeds	$ 14,764,547	$ -	$ 11,987,953

3. **Net Loans**

A summary of loans outstanding by major classification follows:

	December 31,	
	2008	2007
Real estate	$ 239,271,249	$ 199,723,710
Commercial and industrial (non-real estate)	57,870,827	51,029,503
Installment loans to individuals for household, family and other personal expenditures	10,681,056	10,890,207
All other loans	3,590,900	1,367,107
	311,414,032	263,010,527
Allowance for loan losses	(5,127,304)	(2,232,703)
	$ 306,286,728	$ 260,777,824

The change in the allowance for loan losses is summarized as follows:

	2008	2007	2006
Balance, beginning of year	$ 2,232,703	$ 1,801,287	$ 1,415,897
Provision charged to income	4,230,227	1,810,883	597,000
Recoveries on loans	49,071	142,671	41,690
Loans charged off	(1,384,697)	(1,522,138)	(253,300)
Balance, end of year	$ 5,127,304	$ 2,232,703	$ 1,801,287

At December 31, 2008 and 2007, non-accrual loans totaled approximately $5,067,851 and $2,702,000, respectively. The gross interest income that would have been recorded under the original terms of the non-accrual loans amounted to approximately $505,000 in 2008, $124,000 in 2007 and $38,000 in 2006.

The Bank had impaired loans at December 31, 2008 and 2007 with outstanding balances of $6,428,029 and $1,353,794, respectively. The average amount of impaired loans outstanding during 2008 and 2007 was $4,343,835 and $768,599, respectively. There was no interest income recognized on the impaired loans during 2008, 2007 and 2006. Valuation allowances of $833,075 and $64,844 were allocated to impaired loans of $5,494,950 and $1,353,794 was at December 31, 2008 and 2007, respectively.

4. **Premises and Equipment**

Premises and equipment are summarized as follows:

	December 31, 2008	December 31, 2007
Land	$ 1,460,177	$ 1,460,177
Construction in process	-	253,219
Buildings and improvements	5,061,860	5,006,439
Equipment	1,619,181	1,463,474
Furniture and fixtures	846,404	815,328
Electronic data processing	3,486,963	3,266,567
	12,474,585	12,265,204
Less accumulated depreciation	(6,179,822)	(5,692,394)
	$ 6,294,763	$ 6,572,810

5. **Other Assets**

Other assets at December 31 consist of the following:

	2008	2007
Prepaid expenses	$ 352,604	$ 251,240
Bank owned life insurance	6,630,245	6,378,604
Other real estate owned	1,842,372	42,000
Other	315,037	526,168
Income tax receivable	730,725	122,733
Deferred taxes (Note 13)	4,743,474	1,016,275
	$ 14,614,457	$ 8,337,020

6. Time Deposits

At December 31, 2008 and 2007, time deposits of $100,000 or more totaled approximately $109,647,000 and $74,341,000, respectively. The Bank had brokered deposits of approximately $49 million at December 31, 2008 and $22 million at December 31, 2007.

Contractual maturities at December 31, 2008 of time deposits are summarized as follows:

12 months or less	$ 164,830,664
1-3 years	11,183,085
	$176,013,749

7. Short Term Borrowings

At December 31, 2008, short term borrowings consisted of federal funds. The outstanding balances and related information for these borrowings are summarized as follows:

	Federal Funds Purchased		
	2008	2007	2006
Outstanding balance at December 31	$ 4,000,000	$ 3,004,000	$ 5,317,000
Weighted average rate	1.09%	4.60%	5.63%
Maximum month-end outstanding	$ 6,994,000	$ 4,781,000	$ 7,461,000
Approximate average amounts outstanding	$ 2,995,000	$ 1,175,000	$ 1,861,000
Weighted average rate for the year	2.76%	4.18%	5.28%

Federal funds purchased generally mature within one to thirty days from the transaction date.

8. Long Term Borrowings

At December 31, 2008, long term borrowings consisted of fixed and variable rate FHLB advances and repurchase agreements. The outstanding balances and related information for these borrowings are summarized as follows:

	FHLB Advances		Repurchase Agreements	
	2008	2007	2008	2007
Outstanding balance	$103,000,000	$87,100,000	$15,000,000	$15,000,000
Stated interest rate or range	.48%-5.92%	3.41%-5.92%	3.60%	3.60%

The Bank has pledged as collateral FHLB stock, certain investment securities and has entered into a blanket collateral agreement whereby qualifying mortgages with a book value of at least 135 percent of total advances, free of other encumbrances, will be maintained.

The contractual maturities at December 31, 2008, are as follows:

2009	$ 22,500,000
2010	21,000,000
2011	27,000,000
2012	11,500,000
2013	9,000,000
Thereafter	12,000,000
	$ 103,000,000

In October 2004 and December 2006, the Company issued $6.186 million and $5.155 million of junior subordinated debentures to its wholly-owned capital Trusts, Greer Capital Trust I and Greer Capital Trust II, respectively, to fully and unconditionally guarantee the trust preferred securities issued by the Trusts. These long-term obligations qualify as Tier 1 capital for the Company. Also, see the detailed discussion regarding the accounting treatment of the Trusts in the summary of significant accounting policies.

The junior subordinated debentures issued in October 2004 mature in October 2034, but include an option to call the debt in October 2009 at par. Interest payments are due quarterly to Greer Capital Trust I at the three-month LIBOR plus 220 basis points.

The junior subordinated debentures issued in December 2006 mature in December 2036, but include an option to call the debt in December 2011 at par. Interest payments are due quarterly to Greer Capital Trust II at the three-month LIBOR plus 173 basis points.

9. Unused Lines of Credit

As of December 31, 2008, the Bank had an unused short-term line of credit to purchase federal funds from correspondent banks totaling $12.6 million and other unused short term lines of credit from other financial institutions totaling $6 million.

The Bank has the ability to borrow an additional $13.3 million from the Federal Home Loan Bank. The borrowings are available by pledging collateral and purchasing additional stock in the Federal Home Loan Bank.

10. Off-Balance Sheet Activities, Commitments and Contingencies

In the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying balance sheets. The contract amounts of those instruments reflect the extent of involvement in particular classes of financial instruments. Management uses the same credit policies in making commitments as for making loans. Commitments to extend credit in the future represent financial instruments involving credit risk. A summary of commitments at December 31, 2008 and 2007 is as follows:

	2008	2007
Commitments to extend credit	$ 66,107,000	$ 62,721,000
Standby letters of credit	2,157,000	5,099,000
	$ 68,264,000	$ 67,820,000

Commitments to extend credit are agreements to lend as long as there is no violation of the conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained upon extension of credit is based on our credit evaluation.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances that management deems necessary. Newly issued or modified guarantees are to be recorded on the Company's balance sheet at fair value at inception. As of December 31, 2008 and 2007, no liability has been recorded related to these guarantees.

Concentrations of Credit Risk - Substantially all loans and commitments to extend credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The primary focus is toward consumer and small business transactions, and accordingly, there are not a significant number of credits to any single borrower or group of related borrowers in excess of $2,500,000.

From time to time, the Bank has cash and cash equivalents on deposit with financial institutions that exceed federally insured limits.

Litigation - The Company is a party to litigation and claims arising in the normal course of business. After consultation with legal counsel, management believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

11. Stockholders' Equity

The Company has 200,000 authorized but unissued shares of preferred stock (no par value) at December 31, 2008. Should preferred stock be issued, the Company's directors will set the designation of terms, conditions and amounts (Note 20).

12. Benefit Plans

Defined Contribution Plan - The Bank has a 401(k) Profit Sharing Plan for the benefit of employees. Subject to annual approval by the Board of Directors, employee contributions of up to 5% of compensation are matched in accordance with plan guidelines. Matching contributions of $161,295, $152,356 and $137,963 were charged to expense during 2008, 2007 and 2006, respectively.

Stock Option Plan - The Company adopted SFAS No. 123R using the modified prospective application as permitted under SFAS No. 123R. Accordingly, amounts prior to January 1, 2006 have not been restated. Under this application, the Company is required to record compensation expense for the fair value of all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method as prescribed by APB Opinion No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company's common stock on the date of grant.

Effective April 27, 2006, the Directors' Incentive Stock Option Plan (the "Directors' Incentive Plan") was terminated. Outstanding options issued under the former Directors' Incentive Plan will be honored in accordance with the terms and conditions in effect at the time they were granted, except that they are not subject to reissuance. At December 31, 2008, there were 51,000 options outstanding that had been issued under the terminated Directors' Incentive Plan.

Effective April 28, 2005, the Greer State Bank Employee Incentive Stock Option Plan (the "Plan") was terminated. Outstanding options issued under the former Plan will be honored in accordance with the terms and conditions in effect at the time they were granted, except that they are not subject to reissuance. At December 31, 2008, there were 16,627 options outstanding that had been issued under the terminated Plan.

Effective April 28, 2005, the Company adopted the 2005 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the granting of statutory incentive stock options within the meaning of Section 422 of the Internal Revenue Code as well as non-statutory stock options. The Incentive Plan authorized the initial issuance of options and stock awards to acquire up to 250,000 shares of common stock of the Company. The Incentive Plan provides that beginning with the annual meeting of the shareholders in 2006 and continuing for the next eight annual meetings, the aggregate number of shares of common stock that can be issued under the Incentive Plan will automatically be increased by a number of shares equal to the least of (1) 2% of the diluted shares outstanding, (2) 20,000 shares or (3) a lesser number of shares determined by the Compensation Committee of the Board. "Diluted shares outstanding" means the sum of (a) the number of shares of common stock outstanding on the date of the applicable annual meeting of shareholders, (b) the number of shares of common stock issuable on such date assuming all outstanding shares of preferred stock and convertible notes are then converted, and (c) the additional number of shares of common stock that would be outstanding as a result of any outstanding options or warrants during the fiscal year of such meeting using the treasury stock method. In 2008 the number of available stock awards under this plan increased by 20,000.

Under the Incentive Plan, awards may be granted for a term of up to ten years from the effective date of grant. The Compensation Committee has the discretion as to the exercise date of any awards granted. The per-share exercise price of incentive stock options may not be less than the fair value of a share of common stock on the date the option is granted. The per-share exercise price of nonqualified stock options may not be less than 85% of the fair value of a share on the effective date of grant. Any options that expire unexercised or are canceled become available for reissuance. No awards may be granted more than ten years after the date the Incentive Plan was approved by the Board of Directors, which was

September 24, 2004. At December 31, 2008, the Company had 2,800 awards available for grant under the Incentive Plan.

Vesting under the plan is discretionary based upon a determination by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk-free interest rate is based on the U.S. Treasury rate for the expected life at the time of grant. Volatility is based on the average long-term implied volatilities of the Company using historical volatility as a guide. The expected life is based on previous option exercise experience. The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees for the years ended December 31, 2008, 2007 and 2006, respectively. The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2007 and 2006 was $1.69, $2.62 and $4.78, respectively.

	2008	2007	2006
Dividend yield	5.21%	3.10%	3.02%
Risk-free interest rate	3.47%	4.60%	4.81%
Volatility	22.54%	9.38%	12.50%
Expected life (years)	7.5	7.5	5.7

A summary of option activity under the stock option plans discussed above as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

	Options Available	Options Outstanding	Exercise Price Range	Weighted Average Exercise Price
Balance at December 31, 2007	37,700	324,253	$ 6.83-27.50	$ 19.58
Exercised	-	(4,856)	9.58-17.55	9.67
Authorized	20,000	-	-	-
Forfeited	29,900	(34,075)	12.58-27.50	22.83
Granted	(84,800)	84,800	11.25-14.50	12.84
Balance at December 31, 2008	2,800	370,122	$ 9.58-27.50	$ 17.87

The following table sets forth the exercise prices, the number of options outstanding and the number of options exercisable at December 31, 2008:

	Options Outstanding		Options Exercisable		
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (Years)	Number of Options Exercisable	Weighted Average Exercise Price
$11.25-$12.58	53,467	$ 11.75	2.48	3,466	$ 12.58
$14.50-$18.67	187,355	16.02	5.16	114,254	16.27
$19.30-$27.50	129,300	23.09	7.22	65,000	24.18
Total/Wtd Avg	370,122	$ 17.87	5.84	182,720	$ 19.01

The following table sets forth information pertaining to the Company's exercisable options and options expected to vest:

	December 31, 2008
Aggregate intrinsic value of outstanding options	$ -
Aggregate intrinsic value of exercisable options	$ -
Weighted average remaining life of all options	6.43

The total intrinsic value of options exercised during the twelve month period ended December 31, 2008, 2007 and 2006 was approximately $18,000, $107,000 and $151,000, respectively.

As of December 31, 2008, there was approximately $366,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 4.09 years. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was approximately $133,000, $165,000 and $72,000, respectively.

Non-Qualified Plans - The Company has established certain non-qualified benefit plans for certain key executive officers and directors. The benefits under the plans are computed and payable under certain terms as specified in each agreement. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of each agreement until the initial payments are made at the normal retirement dates. Compensation expense related to these plans of approximately $112,000, $231,000 and $142,000 was recorded during fiscal years 2008, 2007 and 2006, respectively. The total liability under these plans was approximately $1,143,000 at December 31, 2008 and is included in other liabilities in the accompanying consolidated balance sheets.

The Bank has purchased and is the owner and beneficiary of certain life insurance policies that will be used to finance the benefits under these agreements. Income earned on the life insurance policies, which is exempt from federal and state income tax, of approximately $252,000, $234,000 and $188,000 for the years ended December 31, 2008, 2007 and 2006, respectively, is included in other income.

13. Income Taxes

The components of the provision for income taxes are as follows:

	2008	2007	2006
Current income tax expense:			
State	$ -	$ 142,900	$ 155,500
Federal	302,451	977,205	1,120,455
	302,451	1,120,105	1,275,955
Deferred federal income tax expense (benefit)	(3,723,259)	(171,537)	16,000
Provision (benefit) for income taxes	$ (3,420,808)	$ 948,568	$ 1,291,955

The provision for income taxes differs from the amount of income tax computed at the federal statutory rate due to the following:

	2008		2007		2006	
	Amount	Percent of Income Before Tax	Amount	Percent of Income Before Tax	Amount	Percent of Income Before Tax
Income (loss) before income taxes	$(8,860,912)		$3,554,193		$4,444,761	
Tax (benefit) at statutory rate	$(3,012,710)	(34.0)%	$1,208,000	34.0%	$1,511,000	34.0%
Tax effect of:						
Federally tax exempt interest income	(972,000)	(11.0)	(296,000)	(8.4)	(297,000)	(6.7)
State taxes, net of federal benefit	-	-	94,000	1.9	103,000	2.3
Other--net	563,902	6.4	(57,432)	(.8)	(25,045)	(.6)
Income tax provision (benefit)	$(3,420,808)	(38.6)%	$948,568	26.7%	$1,291,955	29.0%

Deferred tax assets are included in other assets and consist of the following:

	December 31,	
	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 1,421,000	$ 519,000
Other than temporary impairment	2,845,000	-
Deferred compensation	879,000	809,000
Other	22,679	23,421
	5,167,679	1,351,421
Deferred tax liabilities:		
Depreciation	235,000	161,000
Prepaid expenses	95,000	76,000
Investment securities	94,205	98,146
	424,205	335,146
Net deferred tax asset	$ 4,743,474	$ 1,016,275

The Company has considered all available evidence in evaluating the need for a valuation allowance on its net deferred tax assets in order to determine the amount that is more likely than not to be realized. The Company currently expects to generate future taxable income which will enable it to realize its net deferred tax assets. In the event that management determines in future periods that it will be unable to generate sufficient taxable income, or execute available tax planning strategies, to realize these net deferred tax assets, the Company will be required to record a valuation allowance to reduce them to a level that is more likely than not to be realized.

14. Other Non-interest Income

Other non-interest income for the years ended December 31, 2008, 2007 and 2006 consists of the following:

	2008	2007	2006
Earnings on life insurance policies	$ 251,641	$ 233,943	$ 187,737
Card service income	363,205	318,653	242,650
Safe deposit box rental	21,369	25,953	21,146
Investment services	835,649	698,173	508,920
Other fees	510,024	317,239	364,303
	$ 1,981,888	$ 1,593,961	$ 1,324,756

15. Other Non-interest Expenses

Other non-interest expense for the years ended December 31 consists of the following:

	2008	2007	2006
Loan department expenses	$ 208,532	$ 143,392	$ 160,472
General operating expenses	521,043	391,516	487,235
FDIC deposit insurance assessment	235,599	28,450	25,727
Educational expenses	99,011	87,559	68,064
Credit card expense	145,520	133,347	127,103
Travel and entertainment	153,708	116,617	119,193
Telephone expense	132,831	125,280	128,216
Internet banking expense	143,469	130,425	150,059
Other expense	399,995	119,027	130,682
	$ 2,039,708	$ 1,275,613	$ 1,396,751

16. Transactions with Directors and Executive Officers

Our directors and executive officers are customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rate and collateral, as those prevailing at the time for our other customers and did not involve more than normal risk of collectibility or present other unfavorable features.

Aggregate loan transactions with these related parties are as follows:

	2008	2007
Balance, beginning	$ 3,713,755	$ 4,780,487
Advances	1,265,429	555,075
Repayments	(646,349)	(981,807)
Other	(112,000)	(640,000)
Balance, ending	$ 4,220,835	$ 3,713,755

Other includes closed or reduced lines of credit.

Included in the balances outstanding are directors and executive officers available unused lines of credit totaling approximately $1,712,000 and $587,000 at December 31, 2008 and 2007, respectively.

The Company has an unfunded Deferred Compensation Plan which allows electing directors to annually defer directors' fees, which are then eligible for various future payment plans as chosen by the director. The Deferred Compensation Plan, which was revised effective January 1, 2007, provides for a two-tiered deferred compensation system as follows:

	Tier Level	Maximum Deferral Amount	Interest Rate	Interest Rate Floor	Interest Rate Ceiling
(1) (2)	One	$9,000	80% ROAE	5%	10%
(2)	Two	> $9,000	Prime - 3%	None	None

(1) ROAE represents return on average equity of the Company for the previous year.
(2) Upon attaining age 65, a director may no longer defer any fees. Fees previously deferred will continue to earn interest after age 65 as provided for by the respective tiers.

All fees deferred prior to January 1, 2007 are treated as Tier 1. Deferrals, including interest, under the Plan during 2008, 2007 and 2006, totaled approximately $167,000, $183,000 and $225,000, respectively. The balance of total deferred director fees was $1,405,623 and $1,238,255 at December 31, 2008 and 2007, respectively.

17. Employment Agreement

The Company has entered into employment agreements with certain key executive officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and can be terminated by the Board of Directors with 180 days written notice, or can be terminated immediately for cause. In the event of a change in control of Company, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

18. Regulatory Matters

Dividends - The Bank's ability to pay cash dividends to the Holding Company is restricted by state banking regulations to the amount of the Bank's retained earnings and statutory capital and other regulatory requirements. At December 31, 2008, the Bank's retained earnings were approximately $4,999,000.

Capital Requirements - The Holding Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require maintaining minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2008, that all capital adequacy requirements are met to which the Holding Company and Bank are subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. Institutions that are adequately capitalized may not accept, renew or roll over brokered deposits unless it has applied for and been granted a waiver by the FDIC. Also, there are restrictions on the interest rates offered on deposits for adequately capitalized institutions. The Bank received a waiver to continue brokered deposit activity not to exceed a total outstanding balance of $50,229,000. The waiver expires March 31, 2009.

On January 30, 2009, the Company received $9,993,000 from the U.S. Treasury under the Troubled Asset Relief Program's ("TARP") Capital Purchase Plan ("CPP") by issuing preferred stock. The preferred stock qualifies as a component of Tier 1 capital. As a result, effective January 30, 2009 the Bank exceeded the "well-capitalized" minimum requirement. See Note 20.

The actual capital amounts (in thousands) and ratios and minimum regulatory amounts (in thousands) and ratios are presented as follows:

			For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
Bank:	Actual		Minimum		Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008						
Total risk-based capital (to risk-weighted assets)	$30,318	8.7%	$27,800	8.0%	$34,750	10.0%
Tier 1 capital (to risk-weighted assets)	$25,955	7.5%	$13,900	4.0%	$20,850	6.0%
Tier 1 capital (to average assets)	$25,955	6.1%	$17,157	4.0%	$21,447	5.0%
As of December 31, 2007						
Total risk-based capital (to risk-weighted assets)	$36,035	11.8%	$24,344	8.0%	$30,431	10.0%
Tier 1 capital (to risk-weighted assets)	$33,802	11.1%	$12,172	4.0%	$18,258	6.0%
Tier 1 capital (to average assets)	$33,802	9.2%	$14,732	4.0%	$18,415	5.0%

The Holding Company is also subject to certain capital requirements. At December 31, 2008 the Tier 1 risk-based capital ratio, Tier 1 capital ratio and the total risk based capital ratio were 7.1%, 5.8% and 9.8%, respectively. At December 31, 2007, the Holding Company had Tier 1 risk-based capital, Tier 1 capital and total risk-based capital ratios of 10.8%, 9.0% and 12.4%, respectively.

The Bank is required by the Federal Reserve Bank to maintain average cash reserve balances at the Federal Reserve Bank and in working funds based upon a percentage of deposits. The required amount of these reserve balances at December 31, 2008 was approximately $100,000.

19. Fair Value

SFAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury, other U.S. Government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts, asset-backed securities and residential mortgage loans held-for-sale.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, impaired loans, certain pooled trust preferred securities and highly structured or long-term derivative contracts.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale
Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices of like or similar securities, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Impaired Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, *Accounting by Creditors for Impairment of a Loan*, (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2008, all loans considered to be impaired were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraisal value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets and liabilities measured at fair value:

		Fair Value Measurements at Reporting Date Using		
Description	**12/31/2008**	**Level 1**	**Level 2**	**Level 3**
Available for sale securities	$79,874,179	$-	$79,825,009	$49,170

Changes in Level 3 Fair Value Measurements

When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses below include changes in fair value due in part to observable factors that are part of the valuation methodology.

A reconciliation of the beginning and ending balances of Level 3 assets and liabilities recorded at fair value on a recurring basis for the year ended December 31, 2008 are as follows:

	Assets	Liabilities
Fair value, January 1, 2008	$ -	$ -
Total unrealized loss included in other comprehensive income	(395,096)	-
Impairment charges during the year	(583,319)	-
Transfers in and/or out of level 3	1,027,585	-
Fair value December 31, 2008	$ 49,170	$ -

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Corporation may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below.

		Fair Value Measurements at Reporting Date Using		
Description	**12/31/2008**	**Level 1**	**Level 2**	**Level 3**
Impaired loans	$5,494,950	$-	$-	$5,494,950

Although the Company did not elect to adopt the fair value option for any financial instruments under SFAS 159, SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including common stock, premises and equipment, real estate held for sale and other assets and liabilities. The following methods and assumptions were used in estimating fair values of financial instruments:

- Fair value approximates carrying amount for cash and due from banks due to the short-term nature of the instruments.
- Investment securities are valued using quoted fair market prices for actively traded securities. Discounted future cash flows are used to determine estimated fair values of securities with no active market.
- Fair value for variable rate loans that re-price frequently and for loans that mature in less than one year is based on the carrying amount. Fair value for mortgage loans, personal loans and all other loans (primarily commercial) is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms, credit quality and a liquidity adjustment related to the current market environment.
- Due to the redemptive provisions of the restricted stock, fair value equals cost. The carrying amount is adjusted for any other than temporary declines in value.
- The carrying amount for the cash surrender value of life insurance is a reasonable estimate of fair value.
- The carrying value for accrued interest receivable and payable is a reasonable estimate of fair value.
- Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying amount. Certificate of deposit accounts maturing within one year are valued at their carrying amount. Certificate of deposit accounts maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.
- Fair value for federal funds sold and purchased and repurchase agreements is based on the carrying amount since these instruments typically mature within three days from the transaction date.
- Fair value for variable rate long-term debt that re-prices frequently is based on the carrying amount. Fair value for fixed rate debt is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate rates currently offered for similar loans of comparable terms and credit quality.
- Fair values for derivatives are based on the present value of future cash flows based on the interest rate spread between the fixed rate and the floating rate.

Management uses its best judgment in estimating fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses that would be incurred in an actual sale or settlement are not taken into consideration in the fair values presented. The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2008		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	$ 6,299,976	$ 6,299,976	$ 7,475,376	$ 7,475,376
Investment securities	95,851,430	96,039,077	99,151,407	98,845,825
Loans - net	306,286,728	301,316,494	260,777,824	258,592,187
Restricted stock	5,689,914	5,689,914	4,943,014	4,943,014
Accrued interest receivable	2,094,424	2,094,424	2,447,911	2,447,911
Bank owned life insurance	6,680,245	6,680,245	6,378,604	6,378,604
Derivatives	-	-	97,122	97,122
Financial liabilities				
Deposits	$ 282,124,685	$ 283,030,178	$ 244,593,160	$ 244,691,290
Federal funds purchased	4,000,000	4,000,000	3,004,000	3,004,000
Repurchase agreements	15,000,000	15,000,000	15,000,000	15,000,000
Notes payable to FHLB	103,000,000	107,152,725	87,100,000	88,262,966
Junior subordinated debentures	11,341,000	11,341,000	11,341,000	11,341,000
Accrued interest payable	2,067,550	2,067,550	2,585,968	2,585,968

20. Participation in U.S. Treasury Capital Purchase Program

On January 30, 2009, Greer Bancshares, Inc. issued 9,993 shares of cumulative perpetual preferred stock ("Series SP Preferred Stock"), no par value having a liquidation amount equal to $1,000 per share, to the U.S. Treasury with an attached warrant to purchase an additional 500 shares of cumulative perpetual preferred stock, initial price $.01 per share having a liquidation amount equal to $1,000 per share, for an aggregate price of $9,993,000. The warrants were exercised immediately resulting in the issuance of 500 shares of cumulative perpetual preferred stock ("Series WP Preferred Stock) to the U.S. Treasury.

Series SP Preferred Stock is non-voting and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% per annum thereafter. The preferred shares are redeemable at the option of the Company under certain circumstances during the first three years and only thereafter without restriction.

The terms of the Series WP Preferred Stock are substantially identical to those of the Series SP Preferred Stock. Differences include the payment under the Series WP Preferred Stock of cumulative dividends at a rate of 9% per year. In addition such stock may not be redeemed while shares of the Series SP Preferred Stock are outstanding.

No dividends may be paid on common stock unless dividends have been paid on the senior preferred stock. Also, benefit plans and certain employment arrangements were modified to comply with the issuance of the cumulative perpetual preferred stock as required by the U.S. Treasury.

21. Derivatives

The Bank used interest rate swap contracts to hedge fixed rate Federal Home Loan Bank advances in 2004, 2005 and 2006 until the sale of the fair value derivative instruments in December 2006. The change in fair value recognized into earnings as a component of noninterest income from 1/1/06 through the date of adoption of SAB 108 (see Note 22) was $51,961. There was no gain or loss on the sale of the fair value derivative instruments. The interest rate swap contracts provided for the Bank to make payments at a variable rate maturity determined by a specified index (three month LIBOR) in exchange for receiving payments at a fixed rate of 3.18%. During 2006 and 2005 the Bank recognized approximately $(267,000) and $(17,000), respectively, as an increase of interest expense on Federal Home Loan Bank Advances as a result of the use of these contracts.

The Bank also purchased an interest rate floor in January 2006 to be used as a hedge for approximately $50 million in prime-based loans. The interest rate floor, which was scheduled to mature in February 2009, was sold in February 2008 resulting in a gain of $152,878.

Although on-balance sheet derivative financial instruments do not expose the Company to credit risk equal to the notional amount, such agreements generate credit risk to the extent of any fair value gain in an on-balance sheet derivative financial instrument if the counterparty fails to perform. Such risk is minimized through the creditworthiness of the counterparties and the consistent monitoring of these agreements.

22. Adoption of Staff Accounting Bulletin Number 108

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 was issued in order to eliminate the diversity of practice surrounding public companies' quantifying financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "rollover" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement including the reversing effect of prior year misstatements. But its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to December 31, 2006, we used the rollover method for quantifying identified financial statement misstatements.

SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the rollover methods.

SAB 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been used or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Company adopted SAB 108 during the quarter ended December 31, 2006 and elected to use the cumulative effect transition method in connection with the preparation of the consolidated financial statements for the year ended December 31, 2006. The cumulative adjustment recorded to retained earnings as of January 1, 2006 was $(542,000).

23. Condensed Parent Company Financial Information

The following condensed financial information for Greer Bancshares Incorporated (Parent Company only) should be read in conjunction with the consolidated financial statements and the notes thereto.

Parent Company Only Condensed Balance Sheets	**December 31 2008**	**2007**
Assets:		
Cash and cash equivalents	$ 33,546	$ 38,496
Investment in Trusts	341,000	341,000
Equity in net assets of Bank subsidiary	27,654,729	33,958,834
Taxes receivable	74,422	148,982
Premises and equipment	1,197,107	1,445,676
Total assets	$ 29,300,804	$ 35,932,988
Liabilities and stockholders' equity:		
Liabilities:		
Junior subordinated debentures	$ 11,341,000	$ 11,341,000
Interest payable	133,406	156,209
Other liabilities	343	257
Total liabilities	11,474,749	11,497,466
Stockholders' equity	17,826,055	24,435,522
Total liabilities and stockholders' equity	$ 29,300,804	$ 35,932,988

Parent Company Only Condensed Statements of Income (Loss)	Year Ended December 31, 2008	 2007	 2006
Income:			
Lease income from Bank subsidiary	$ 60,000	$ 60,000	$ 60,000
Dividends from Bank subsidiary	1,527,605	1,572,949	2,588,748
Total income	1,587,605	1,632,949	2,648,748
Expenses:			
Interest on long-term borrowings	600,447	821,271	444,453
Non-interest expense	387,315	124,702	58,916
Total expenses	987,762	945,973	503,369
Income before taxes	599,843	686,976	2,145,379
Income tax benefit	(315,439)	(301,231)	(150,385)
Income before equity earnings	915,282	988,207	2,295,764
Equity in undistributed earnings (loss) of Bank subsidiary	(6,355,386)	1,617,418	857,042
Net income (loss)	$(5,440,104)	$ 2,605,625	$ 3,152,806

Parent Company Only Condensed Statements of Cash Flows	Year Ended December 31, 2008	 2007	 2006
Operating activities:			
Net income (loss)	$ (5,440,104)	$ 2,605,625	$ 3,152,806
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Write-off of construction in progress	248,569		
Undistributed equity (earnings) loss of Bank subsidiary	6,355,386	(1,617,418)	(857,042)
Change in operating assets and liabilities	51,844	552,455	(366,422)
Net cash provided by operating activities	1,215,695	1,540,662	1,929,342

(continued)

	Year Ended December 31,		
	2008	2007	2006
Investing activities:			
Purchase of premises	-	(2,750)	(561,629)
Construction in process	-	(3,427)	(244,042)
Investment in Bank subsidiary	-	-	(5,000,000)
Net cash used by investing activities	-	(6,177)	(5,805,671)
Financing activities:			
Proceeds from the issuance of long-term debt	-	-	5,000,000
Cash dividends paid	(1,267,605)	(1,682,801)	(1,675,338)
Proceeds from exercise of stock options	46,960	92,557	302,101
Tax benefit from stock options exercised	-	8,082	19,155
Net cash provided (used) by financing activities	(1,220,645)	(1,582,162)	3,645,918
Net decrease in cash and cash equivalents	(4,950)	(47,677)	(230,411)
Cash and cash equivalents beginning of year	38,496	86,173	316,584
Cash and cash equivalents at end of year	$ 33,546	$ 38,496	$ 86,173
Non-cash investing and financing activities:			
Investment in trust	$ -	$ -	$ 155,000
Dividends payable	$ -	$ -	$ (413,410)
Change in other comprehensive Income (loss)	$ (6,294)	$ 291,030	$ 62,140

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Greer Bancshares Incorporated

THE ATTACHED INFORMATION CONSTITUTES A PORTION OF GREER BANCSHARES INCORPORATED'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2008.

P.O. Box 1029 Greer, SC 29652-1029
Phone: 864-877-2000 Fax: 864-848-5141

GREER BANCSHARES INCORPORATED

Selected Financial Data

The following table sets forth certain selected financial data concerning Greer Bancshares Incorporated. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations.

December 31,	**2008**	**2007**	**2006**	**2005**	**2004**
(Dollars in thousands, except per share data)					
SUMMARY OF OPERATIONS					
Interest and fee income	$23,924	$24,836	$22,216	$15,308	$11,100
Interest expense	12,790	12,741	10,592	6,210	3,849
Net interest income	11,134	12,095	11,624	9,098	7,251
Provision for loan losses	4,230	1,811	597	424	251
Net interest income after provision for loan losses	6,904	10,284	11,027	8,674	7,000
Noninterest income (loss)	(5,322)	2,499	2,340	2,457	2,224
Noninterest expense	7,022	10,177	10,214	8,336	6,664
Net income (loss)	$(5,440)	$2,606	$3,153	$2,795	$2,560
PER SHARE DATA					
Earnings (Loss):					
Basic	$(2.19)	$1.05	$1.28	$1.14	$1.05
Diluted	(2.19)	1.04	1.25	1.12	1.05
Dividends declared (including unpaid)	0.51	0.51	0.85	0.64	0.45
Book value	6.93	9.85	9.12	8.79	8.65
Weighted average shares outstanding:					
Basic	2,485,096	2,479,051	2,462,688	2,442,078	2,428,833
Diluted	2,485,096	2,509,270	2,517,549	2,504,856	2,447,589
SELECTED ACTUAL YEAR END BALANCES					
Total assets	$437,132	$389,705	$359,662	$299,447	$231,291
Loans	311,414	263,011	245,858	199,003	139,646
Allowance for loan losses	5,127	2,233	1,801	1,416	1,136
Available for sale securities	79,874	79,565	60,185	49,543	37,054
Held to maturity securities	15,977	19,586	23,581	28,482	35,474
Deposits	282,125	244,593	240,288	199,187	150,260
Borrowings	122,000	105,104	80,685	69,367	52,185
Subordinated debt	11,341	11,341	11,341	6,186	6,186
Stockholders' equity	17,826	24,436	22,542	21,564	21,033
SELECTED AVERAGE BALANCES					
Assets	$417,491	$359,683	$330,984	$271,695	$225,647
Deposits	266,231	239,327	227,269	172,189	157,179
Stockholders' equity	21,526	23,419	21,153	20,389	19,872
FINANCIAL RATIOS					
Return on average assets	(1.30)%	.72%	.95%	1.03%	1.14%
Return on average equity	(25.27)%	11.13%	14.90%	13.71%	12.88%
Average equity to average assets	5.16%	6.51%	6.40%	7.50%	8.86%
Dividend payout ratio	N.M.	48.57%	66.41%	56.14%	42.86%

N.M. – Not meaningful

GREER BANCSHARES INCORPORATED

Management's Discussion and Analysis of Financial Condition and Results of Operations

Description of the Company's Business

Greer State Bank (the "Bank") was organized under a state banking charter in August 1988, and commenced operations on January 3, 1989. Greer Bancshares Incorporated is a South Carolina corporation formed in July 2001, primarily to hold all of the capital stock of Greer State Bank. Greer Bancshares Incorporated and the Bank, its wholly-owned subsidiary, are herein referred to as the "Company." In October 2004 and December 2006, Greer Capital Trust I and Greer Capital Trust II (the "Trusts") were formed, respectively. The Trusts were formed as part of the process of the issuance of trust preferred securities. The Bank engages in commercial and retail banking, emphasizing the needs of small to medium businesses, professional concerns and individuals, primarily in Greer and surrounding areas in the upstate of South Carolina. The Company currently engages in no other business other than owning and managing the Bank. Greer Financial Services, a division of the Bank, provides financial management services and non-deposit product sales.

There were no significant changes to the Company's business in 2008.

Critical Accounting Policies

General

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon the Company's accounting policies. The selection and application of these accounting policies involve judgments, estimates and uncertainties that are susceptible to change. Those accounting policies that are believed to be the most important to the portrayal and understanding of the Company's financial condition and results of operations are discussed below. These critical accounting policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of a materially different financial condition or results of operations is a reasonable likelihood.

Income Taxes and Deferred Tax Assets

Income taxes are provided for the tax effects of the transactions reported in our consolidated financial statements and consist of taxes currently due plus deferred taxes related to differences between the tax basis and accounting basis of certain assets and liabilities, including available-for-sale securities, allowance for loan losses, accumulated depreciation and deferred compensation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company has considered all available evidence in evaluating the need for a valuation allowance on its net deferred tax assets in order to determine the amount that is more likely than not to be realized. The Company currently expects to generate future taxable income which will enable it to realize its net deferred tax assets. In the event that management determines in future periods that it will be unable to generate sufficient taxable income, or execute available tax planning strategies, to realize these net deferred tax assets, the Company will be required to record a valuation allowance to reduce them to a level that is more likely than not to be realized. We file a consolidated federal income tax return for our subsidiaries.

Other-Than-Temporary Impairment ("OTTI")

We evaluate securities for other-than-temporary impairment at least on a monthly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) the anticipated outlook for changes in the general level of interest rates, and (4) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting:

1) Statement of Financial Accounting Standard ("SFAS") No. 5, *Accounting for Contingencies*, which requires that losses be accrued when they are probable of occurring and estimatable; and
2) SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, which requires that losses be accrued on impaired loans based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb probable losses in the existing portfolio. Additions to the allowance for loan losses are provided by charges to earnings. Loan losses are charged against the allowance when the ultimate uncollectibility of the loan balance is determined. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a monthly basis by management. The evaluation includes the periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, impairment and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment.

Results of Operations

This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of Greer Bancshares Incorporated and its wholly-owned subsidiary, Greer State Bank. The commentary should be read in conjunction with the consolidated financial statements and the related notes and the other statistical information in this report.

The following discussion describes our results of operations for 2008 as compared to 2007 and 2007 compared to 2006. The Company's financial condition as of December 31, 2008 as compared to December 31, 2007 is also analyzed. Like most community banks, the Bank derives most of its income from interest received on loans and investments. The primary source of funds for making these loans and investments is deposits, on which interest is paid on approximately 90 percent of the accounts. The Bank also utilizes Federal Home Loan Bank advances, federal funds purchased and repurchase agreements for funding loans and investments. One of the key measures of success is net interest income, or the difference between the income on interest-earning assets, such as loans and investments, and the expense on interest-bearing liabilities, such as deposits and other borrowings. Another key measure is the spread between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities.

A number of tables have been included to assist in the description of these measures. For example, the "Average Balances" table shows the average balances during 2008, 2007 and 2006 of each category of assets and liabilities, as well as the yield earned or the rate paid with respect to each category. A review of this table shows that loans typically provide higher interest yields than do other types of interest earning assets, resulting in management's intent to channel a substantial percentage of funding sources into the loan portfolio. Similarly, the "Analysis of Changes in Net Interest

Income" table demonstrates the impact of changing interest rates and the changing volume of assets and liabilities during the years shown. Finally, a number of tables have been included that provide detail about the Company's investment securities, loans, deposits and other borrowings.

There are risks inherent in all loans. Therefore, an allowance for loan losses is maintained to absorb probable losses on existing loans that may become uncollectible. The allowance is established and maintained by charging a provision for loan losses against operating earnings. A detailed discussion of this process is included, as well as tables, describing the allowance for loan losses.

In addition to earning interest on loans and investments, income is earned through fees and other charges collected for services provided to customers. Various components of this noninterest income, as well as noninterest expense, are described in the following discussion.

The following discussion and analysis also identifies significant factors that have affected the financial position and operating results during the periods included in the accompanying financial statements. Therefore, this discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes and the other statistical information also included in this report.

Year ended December 31, 2008 compared with year ended December 31, 2007

The Company recorded a net loss of $5,440,104 for the year ended December 31, 2008, compared to net income of $2,605,625 for the year ended December 31, 2007. The loss per diluted common share for the year ended December 31, 2008 was $2.19, compared to earnings per diluted common share of $1.04 for the year ended December 31, 2007. The net loss in 2008 is due primarily to the $8,366,630 pre-tax other than temporary impairment charge related to two equity securities and one pooled trust preferred security. See Note 2 in the accompanying 2008 Annual Report for more details. Net interest income decreased $960,726 or 7.9%, to $11,134,086 for the year ended December 31, 2008 due primarily to a 1.35% decline in yield on average earning assets partially offset by a .74% decline in yield on average interest bearing liabilities. Noninterest income increased $545,710, or 21.8%, in 2008 compared to 2007 before the impairment charge of $8,366,630. See Note 2 in the accompanying 2008 Annual Report for more details. The increase was primarily due to a gain on sale of investment security of $200,451 and a gain on the sale of the interest rate floor of $152,878 included in other noninterest income. Noninterest expenses increased $1,214,115, or 13.2%, primarily as the result of increased federal deposit insurance premiums, an increase in salaries and benefits and the absorption of expenses related to the construction of the operations center that has been postponed.

Year ended December 31, 2007 compared with year ended December 31, 2006

Net income for the year ended December 31, 2007 was $2,605,625 or $1.04 per diluted common share, compared to $3,152,806 or $1.25 per diluted common share for the year ended December 31, 2006, which was a decrease of $547,181 or 17.4%. The decrease in net income in 2007 is due primarily to the charge-off of a loan in the amount of $1,287,398. (See "Provision for Loan Losses" for more details.) Net interest income increased $470,835 or 4.1%, to $12,094,812 for the year ended December 31, 2007 due to an increase of $28.1 million in average earning assets. Noninterest income increased $159,089, or 6.8%, to $2,499,092 for the year ended December 31, 2007. This increase in noninterest income was primarily due to increases in earnings on life insurance policies as the result of purchasing two additional policies, card service income increases and increased fee income from Greer Financial Services. Noninterest expenses had a slight increase of $306,609, or 3.4%.

Net Interest Income

Net interest income, the difference between interest earned and interest paid, is the largest component of the Company's earnings. Therefore, changes in that area have the greatest impact on net income. Variations in the volume and mix of assets and liabilities and their relative sensitivity to interest rate movements determine changes in net interest income. Interest rate spread and net interest margin are two significant elements in analyzing net interest income. Interest rate spread is the difference between the yield on average earning assets and the rate on average interest bearing liabilities. Net interest margin is calculated as net interest income divided by average earning assets.

Net interest income decreased $960,726, or 7.9%, for the year ended December 31, 2008 to $11,134,086. The decrease in net interest income was primarily the result of the Federal Open Market Committee lowering the federal funds rate seven times for a total of 400 basis points in 2008. The prime lending rate, which generally moves up and down with changes in the federal funds rate, also decreased 400 basis points during the year. At December 31, 2008, the Bank had approximately $162 million in loans indexed to the Wall Street Journal prime rate. While the Bank's average loan portfolio increased by approximately $36.2 million, or 14.5%, during 2008, interest income on loans decreased $2,162,458 due to the decline in interest rates. Average interest bearing liabilities increased 21.1%; however, interest expense only increased by $48,709 due to the decline in market interest rates. Interest rate movements on interest bearing liabilities lag behind movements on interest bearing assets due to capacity of term deposits.

Net interest income increased from $11,623,977 for the year ended December 31, 2006 to $12,094,812 for the year ended December 31, 2007. The increase in net interest income of $470,835, or 4.1%, was the result of moderate loan growth combined with investment securities purchases which was partially offset by increased borrowings to fund the asset growth. In addition, during the second half of 2007, the Federal Open Market Committee lowered the federal funds rate three times for a total of 100 basis points. The prime lending rate, which generally moves up and down with changes in the federal funds rate, also decreased 100 basis points during the year. At December 31, 2007, the Bank had approximately $128 million in loans indexed to the Wall Street Journal prime rate. The Bank's loan portfolio increased by approximately $17.2 million, or 7.0%, during 2007, which contributed to an increase of approximately $2,032,000 in interest income on loans.

GREER BANCSHARES INCORPORATED

The following table sets forth for the periods indicated, the weighted-average yields earned, the weighted-average yields paid, the net interest spread and the net interest margin on earning assets. The table also indicates the average monthly balance and the interest income or expense by specific categories.

Average Balances, Income, Expenses, and Rates

Year Ended December 31,	2008			2007			2006		
(Dollars in Thousands)	Average Balance	Income/ Expense	Yield/ Rate (1)	Average Balance	Income/ Expense	Yield/ Rate (1)	Average Balance	Income/ Expense	Yield/ Rate (1
Assets:									
Interest Earning Assets:									
Taxable Investments	$ 86,048	$ 4,461	5.18%	$ 62,044	$ 3,071	4.95%	$ 57,036	$ 2,619	4.59%
Non-Taxable Investments	21,297	921	6.68%	22,491	979	6.59%	20,703	908	6.65%
Int. Bearing Deposits in other banks	465	14	3.01%	858	41	4.78%	803	33	4.11%
Federal Funds Sold	1,459	38	2.60%	1,823	92	5.05%	658	34	5.17%
Loans (2)	285,818	18,490	6.47%	249,583	20,653	8.28%	229,467	18,621	8.11%
Total Interest Earning Assets	395,087	23,924	6.18%	336,799	24,836	7.53%	308,667	22,215	7.36%
Other noninterest-earning assets	22,404			22,884			22,317		
Total Assets	$ 417,491			$ 359,683			$ 330,984		
Liabilities and Stockholder's Equity									
Interest Bearing Liabilities:									
NOW Accounts	$ 38,075	181	0.48%	$ 29,096	239	0.82%	$ 36,908	273	0.74%
Money Market and Savings	43,756	1,185	2.71%	41,207	1,362	3.31%	35,434	918	2.59%
Time Deposits	155,220	6,356	4.09%	133,788	6,578	4.92%	124,217	5,463	4.40%
Federal Funds Purchased	2,987	83	2.78%	1,175	49	4.18%	1,861	98	5.27%
Repurchase Agreements	15,000	549	3.66%	9,723	499	5.13%	8,684	467	5.38%
FHLB Borrowings	96,066	3,836	3.99%	69,922	3,193	4.57%	60,662	2,928	4.83%
Other Long Term Debt	11,341	600	5.29%	11,341	821	7.24%	6,200	444	7.16%
Total Interest Bearing Liabilities	362,445	12,790	3.53%	296,252	12,741	4.30%	273,966	10,591	3.87%
Noninterest-Bearing Liabilities:									
Demand Deposits	29,180			35,394			30,710		
Other Liabilities	4,348			4,618			5,155		
Total Noninterest-Bearing Liabilities	33,528			40,012			35,865		
Total Liabilities	395,973			336,264			309,831		
Stockholders' Equity	21,526			23,419			21,153		
Total Liabilities and Stockholders' Equity	$ 417,491			$ 359,683			$ 330,984		
Net Interest Spread			2.65%			3.23%			3.49%
Net Interest Income		$ 11,134			$ 12,095			$ 11,624	
Net Interest Yield			2.95%			3.75%			3.93%

(1) All yields/rates are computed on a tax equivalent basis at a federal tax rate of 34%.
(2) The effect of loans in nonaccrual status and fees collected in totals above is not significant to the computations. All loans and deposits are domestic.

The following table sets forth the effect that the varying levels of earning assets and interest-bearing liabilities and the changes in applicable rates have had on changes in net interest income during the periods indicated. The net changes in net interest income in this expand the differences in net interest income in the previous table, "Average Balances, Income, Expenses, and Rates."

Analysis of Changes in Net Interest Income

Year Ended December 31,	**2008 Compared with 2007 Variance Due to**			**2007 Compared with 2006 Variance Due to**		
(Dollars in Thousands)	**Volume**	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Interest Income:						
Taxable Investments	$ 1,188	$ 202	$ 1,390	$ 230	$ 222	$ 452
Non-Taxable Investments	(52)	(6)	(58)	78	(7)	71
Interest-Bearing Deposits in other banks	(19)	(9)	(28)	2	6	8
Federal Funds Sold	(18)	(36)	(54)	60	(2)	58
Loans	2,998	(5,161)	(2,163)	1,631	400	2,031
Total	4,097	(5,010)	(913)	2,001	619	2,620
Interest Expense:						
NOW Accounts	55	(113)	(58)	(58)	24	(34)
Money Market and Savings	84	(262)	(178)	150	294	444
Time Deposits	1,054	(1,276)	(222)	421	694	1,115
Federal Funds Purchased	76	(42)	34	(36)	(13)	(49)
Repurchase Agreements	271	(221)	50	56	(24)	32
FHLB Borrowings	1,194	(551)	643	446	(182)	264
Other Long Term Debt	-	(221)	(221)	368	9	377
Total	2,734	(2,686)	48	1,347	802	2,149
Net Interest Income	$ 1,363	$ (2,324)	$ (961)	$ 654	$ (183)	$ 471

The rate/volume variances (change in volume times change in rate) have been allocated to the change attributable to rate.

The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The principal monitoring technique employed by the Company is the use of an interest rate risk management model which measures the effects that movements in interest rates will have on net interest income and the present value of equity. Included in the interest rate risk management reports generated by the model is a report that measures interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The table included above shows the changes in interest income and expense during 2008 and 2007, and allocates the appropriate amount of income or expense to changes in rate or changes in volume. In 2008 interest income decreased by approximately $913,000 and interest expense increased by approximately $48,000, which resulted in a decrease of approximately $961,000 in net interest income. The decrease in net interest income is largely attributable to decreases in rate. The decrease was partially offset by increased volume in loans. Earning assets increased in 2008 by approximately $44,675,000, and interest-bearing liabilities increased by approximately $56,395,000. Market interest rates decreased during 2008 as the Federal Open Market Committee decreased its target for the federal funds rate by a total of 400 basis points.

In 2007 interest income increased by approximately $2,620,000 and interest expense increased by approximately $2,149,000, which resulted in an increase of approximately $471,000 in net interest income. The increase in interest income is attributable to increases in the volume and rate. The majority of the increase in interest income is due to increases in volume. The increase in interest income was partially offset by increased interest expense due mainly to increased volume in interest bearing liabilities. Earning assets increased in 2007 by approximately $32,187,000, and interest-bearing liabilities increased by approximately $28,144,000. Market interest rates decreased during 2007 as the Federal Open Market Committee decreased its target for the federal funds rate by a total of 100 basis points.

Provision for Loan Losses

The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Bank's Board of Directors reviews and approves the appropriate level for the Bank's allowance for loan losses based upon management's recommendations and the results of the internal monitoring and reporting system. Management also monitors historical statistical data for both the Bank and other financial institutions. The adequacy of the allowance for loan losses and the effectiveness of the monitoring and analysis system are also reviewed by the Bank's regulators and the Company's internal auditor.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the income statement, are made as needed to maintain the allowance at an appropriate level based on management's analysis of the probable losses in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period and current economic conditions. During 2008, the Bank provided $4,230,227 for loan losses, raising the balance to $5,127,304 at December 31, 2008 after charging off current year net bad debts of $1,335,626. The reserve for loan losses was approximately 1.65% and .85% of total loans for the years ended December 31, 2008 and 2007, respectively. Non-performing loans (i.e., loans ninety days or more past due and loans on non-accrual status) as a percentage of average assets increased from .69% to 1.23% from December 31, 2007 to December 31, 2008. Management continues to carefully analyze the loan portfolio to ensure the timely identification of problem loans and believes the current reserve level is adequate as indicated by the Bank's loan loss reserve model at December 31, 2008.

The Bank's allowance for loan losses is based upon judgments and assumptions of risk elements in the portfolio, current economic conditions and other factors affecting borrowers. The process includes identification and analysis of probable losses in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquencies, charge-offs and general conditions in the market area.

Based on present information and ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent risks in the loan portfolio. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events that it believes to be reasonable, but which may or may not prove to be accurate. Actual losses will undoubtedly vary from the estimates. Also, there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system.

Noninterest Income

The Company experienced a noninterest loss of $5,321,828 for the year ended December 31, 2008 compared to noninterest income of $2,499,092 for the year ended December 31, 2007. The loss is attributable to the other than temporary impairment charge of $8,366,630 related to FNMA preferred stock and a pooled trust preferred investment. See Notes 1 and 2 in the accompanying 2008 Annual Report for more details. The impairment charge was slightly offset by gain on sale of investment securities of $200,451. In addition, other noninterest income increased $387,927, or 24%, for the year ended December 31, 2008 mainly as the result of a $152,878 gain on the sale of an interest rate floor and increased fees of $137,476 from the Bank's financial management services division. Service charges and customer service fees relating to deposit accounts, declined slightly from $905,131 for the year ended December 31, 2007, to $862,463 for the year ended December 31, 2008, primarily due to reduced non-sufficient funds fees.

Noninterest income for the year ended December 31, 2007 was $2,499,092 compared to $2,340,003 for the year ended December 31, 2006, an increase of $159,089 or 6.8%. Service charges and customer service fees relating to deposit accounts, which declined from $936,978 for the year ended December 31, 2006, to $905,131 for the year ended December 31, 2007, were the most significant portion of noninterest income. The majority of the decline in customer service fees was due to a decline of $64,080 in non-sufficient funds fees, which was partially offset by reductions in waivers of overdraft fees. Other operating income, which is included in total noninterest income, increased from $1,324,756 in 2006 to $1,593,961 in 2007. The largest component of other operating income is income from the Bank's financial management services division, which increased $189,253 to $698,173 in 2007. In addition, net earnings on bank owned life insurance, which is included in other noninterest income, increased from $187,737 in 2006 to $233,943 in 2007, due to the purchase of two additional $500,000 policies in January 2007.

Noninterest Expenses

Noninterest expenses were $10,442,943 for the year ended December 31, 2008 compared to $9,228,828 for the year ended December 31, 2007. This increase was primarily the result of an increase in other noninterest expense of $764,095, or 60% for the year ended December 31, 2008 compared to the same period in 2007. The increase in noninterest expense is largely the result of increases in federal deposit insurance premium totaling approximately $207,000 and the absorption of construction in progress expenses of approximately $284,000 as the result of management postponing the construction of an operations facility.

Noninterest expenses were $9,228,828 for the year ended December 31, 2007 compared to $8,922,219 for the year ended December 31, 2006. This increase was comprised primarily of salaries and employee benefits totaling $5,733,309 for the year ended December 31, 2007 compared to $5,444,426 for the year ended December 31, 2006. The increase in salaries and benefits was due primarily to the addition of seven full-time equivalent employees during 2007 to enhance the Bank's credit risk management function and to staff a local loan production office which opened in September 2007. Additional noninterest expenses that increased due to the opening of the loan production office include occupancy and equipment, postage and supplies and marketing. These increases were partially offset by a decrease of $121,138 in other noninterest expenses due primarily to the increase of $76,602 in market value of the interest rate floor at December 31, 2007.

Income Taxes

The Company recorded an income tax benefit in the amount of $3,420,808 for the year ended December 31, 2008, compared to income tax expense for the year ended December 31, 2007 of $948,568, primarily due to the impairment loss recorded on investment securities in 2008.

For the year ended December 31, 2007, the Company recorded income tax expense in the amount of $948,568, or an effective tax rate of 26.7% compared to a 29.1% effective tax rate in 2006. Items that caused the effective tax rate to be less than the statutory tax rate included income earned on BOLI and interest income on municipal investments.

Capital Resources

Total capital of the Company decreased in 2008 by net loss of $5,440,104 and the change in accumulated other comprehensive income of $6,294, partially offset by an increase of $179,567 from stock based activity. The Company paid cash dividends on April 15, June 15 and September 15 totaling $1,267,605 or $.51 per share. The Company adopted Emerging Issues Task Force (EITF) 06-04 at the beginning of 2008. See Note 1 in the accompanying 2008 Annual Report. As a result of the adoption, retained earnings was decreased by $75,031 January 1, 2008. Total capital of the Company increased in 2007 by net income of $2,605,625, stock based activity of $266,030 and the change in accumulated other comprehensive income of $291,030. The Company paid cash dividends on April 15, June 15, September 15 and December 15, 2007 totaling $1,682,801 or $.68 per share.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Tier 1 capital of the Company consists of common shareholders' equity minus unrealized gains plus unrealized losses on securities available for sale. In addition to Tier 1 capital requirements, Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. The holding company and banking subsidiary are also required to maintain capital at a minimum level based on average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum.

In October 2004 and December 2006, the Company issued $6.186 million and $5.155 million of junior subordinated debentures to its wholly-owned capital Trusts, Greer Capital Trust I and Greer Capital Trust II, respectively, to fully and unconditionally guarantee the trust preferred securities issued by the Trusts. These long term obligations qualify as total risk based capital for the Company. In addition, all proceeds received from the issuance were invested in the Bank as additional capital.

Greer State Bank and the holding company exceeded the Federal Reserve's fully phased-in regulatory capital requirements at December 31, 2008, 2007 and 2006 as set forth in the following table.

Risk-Based Capital Ratios

(Dollars in thousands)

Bank	2008	2007	2006
Tier 1 Capital	$ 25,955	$ 33,802	$ 32,018
Tier 2 Capital	4,363	2,233	1,801
Total Qualifying Capital	$ 30,318	$ 36,035	$ 33,819
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 347,502	$ 304,305	$ 275,443
Tier 1 risk-based capital ratio	7.47%	11.11%	11.62%
Total risk-based capital ratio	8.72%	11.84%	12.28%
Tier 1 leverage ratio	6.05%	9.20%	9.20%
Greer Bancshares			
Tier 1 risk-based capital ratio	7.14%	11.25%	12.03%
Total risk-based capital ratio	9.78%	12.92%	12.64%
Tier 1 leverage ratio	5.79%	8.93%	9.45%

On January 30, 2009, the Company received $9,993,000 from the U.S. Treasury under the Troubled Asset Relief Program's ("TARP") Capital Purchase Plan ("CPP") by issuing preferred stock. The preferred stock qualifies as a component of Tier 1 capital. As a result, the Bank now exceeds the "well-capitalized" minimum requirement. See Notes 18 and 20 in the accompanying 2008 Annual Report for further details.

Liquidity

The Company manages its liquidity from both the asset and liability side of the balance sheet through coordinating the relative maturities of its assets and liabilities. Short-term liquidity needs are generally met from cash, due from banks, federal funds purchased and sold and deposit levels. The Company has federal funds lines in place totaling $16.6 million, the ability to borrow additional funds from the Federal Home Loan Bank of up to 30% of the Bank's assets and also has a repurchase agreement line with Deutsche Bank Securities, Inc., totaling $20 million. Use of the FHLB and repurchase lines requires the pledging of acceptable collateral. As of December 31, 2008, the Company had approximately $14,200,000 in available collateral for all lines. Management has established policies and procedures governing the length of time to maturity on loans and investments and has established policies regarding the use of alternative funding sources. In the opinion of management, the deposit base and lines of credit can adequately support short-term liquidity needs.

On February 23, 2009, the Bank established an additional $43.9 million line of credit with the Federal Reserve in an effort to increase liquidity and funding options. This line of credit is collateralized by qualifying non-real estate consumer and commercial loans loans. The credit is extended on a short-term basis, generally no more than 90 days. The credit carries an interest rate equal to the Federal Open Market Committee's federal funds target rate, or .50% at December 31, 2008.

Impact of Off-Balance Sheet Financial Instruments

The Company has certain off-balance-sheet instruments in the form of contractual commitments to extend credit to customers. These legally binding commitments have set expiration dates and are at predetermined interest rates. The underwriting criteria for these commitments are the same as for loans in the loan portfolio. Collateral is also obtained, if necessary, based on the credit evaluation of each borrower. Although many of the commitments will expire unused, management believes there are adequate resources to fund these commitments. At December 31, 2008 and 2007, the Company's commitments to extend credit totaled approximately $68,264,000 and $67,820,000, respectively.

The Company occasionally utilizes derivative contracts to manage interest rate risk. These instruments consisted of interest rate swaps and swaptions in 2005 and 2006 prior to their sale in December 2006. An interest rate floor was purchased in January 2006 and subsequently sold in February 2008. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index, or referenced interest rate. The Company used interest rate swaps and swaptions as fair value hedges for certain fixed rate Federal Home Loan Bank advances. The interest rate floor contract was used to hedge cash flows of certain prime based loans. The Bank does not utilize derivatives for trading purposes.

The derivatives did not qualify for hedge accounting under SFAS 133. As a result, the derivatives were recorded at fair value with adjustments to earnings. See Note 22 in the accompanying 2008 Annual Report. The Company had no outstanding derivative financial instruments at December 31, 2008.

Investment Portfolio

The following tables summarize the carrying value and estimated market value of investment securities and weighted-average yields of those securities at December 31, 2008. The yields are based upon amortized cost. The yield on securities of state and political subdivisions is presented on a tax equivalent basis using a federal income tax rate of 34%. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment Securities Portfolio Composition

(Dollars in Thousands) December 31, 2008	Due One Year or Less	One Year Through Five Years	Five Years through Ten Years	After Ten Years	Total	Estimated Market Value	Average Maturity in Years
Held-To-Maturity							
Mortgage- backed securities	$ -	$ -	$ 3,970	$ 12,007	$ 15,977	$ 16,165	9.77
Available-For-Sale							
Mortgage-backed securities	6	-	2,639	55,928	58,573	58,573	18.37
Municipal securities	-	1,282	6,047	13,261	20,590	20,590	10.85
Equity securities	-	-	-	266	266	266	28.96
Corporate securities	445	-	-	-	445	445	.82
Total	$ 451	$ 1,282	$ 8,686	$ 69,455	$ 79,874	$ 79,874	
Held-To-Maturity Weighted Average Yields:							
Mortgage-backed securities	0%	0%	4.59%	4.77%	4.61%		
Available-For-Sale Weighted Average Yields:							
Mortgage-backed securities	4.91%	0%	4.57%	5.70%	5.53%		
Municipal securities	0%	7.06%	7.04%	6.33%	6.68%		
Equity securities	0%	0%	0%	0%	0%		
Corporate Securities	5.74%	0%	0%	0%	5.74%		

Investment securities in an unrealized loss position as of December 31, 2008 continue to perform as scheduled. We have the ability and intent to hold all securities within the portfolio until the maturity or until the value recovers, therefore, we do not consider these investments to be other-than-temporarily impaired at December 31, 2008. We continue to monitor all of these securities with a high degree of scrutiny. There can be no assurance that we will not conclude in future periods that conditions existing at that time indicate some or all of these securities are other than temporarily impaired, which would require a charge to earnings in such periods. Any charges for other-than-temporary impairment related to securities available for sale would not impact cash flow, tangible capital or liquidity.

Loan Portfolio

Credit Risk Management

Credit risk entails both general risk, which is inherent in the process of lending, and risk that is specific to individual borrowers. The management of credit risk involves both the process of loan underwriting and loan administration. The Company manages credit risk through a strategy of making loans within its primary marketplace and within its limits of expertise. Although management seeks to avoid concentrations of credit by loan type or industry through diversification, a substantial portion of the borrowers' ability to honor the terms of their loans is dependent on the business and economic conditions in Greenville and Spartanburg counties and the surrounding areas comprising the Company's marketplace. Additionally, since real estate is considered by the Company as the most desirable non-monetary collateral, a significant portion of loans are collateralized by real estate; however, the cash flow of the borrower or the business enterprise is generally considered as the primary source of repayment. Generally, the value of real estate is not considered by the Company as the primary source of repayment for performing loans. Management also seeks to limit total exposure to individual and affiliated borrowers. Risk specific to individual borrowers is managed through the loan underwriting process and through an ongoing analysis of the borrower's ability to service the debt as well as the value of the pledged collateral.

The Bank's loan officers and loan administration staff are charged with monitoring the loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay the debt or the value of the pledged collateral. In order to assess and monitor the degree of risk in the loan portfolio, several credit risk identification and monitoring processes are utilized.

Lending Activities

The Company extends credit primarily to consumers and small to medium businesses in Greenville and Spartanburg counties and, to a limited extent, customers in surrounding areas.

While the Company's corporate office is located in Greer, South Carolina, its service area is mixed in nature. The Greenville-Spartanburg area is a regional business center whose economy contains elements of manufacturing, higher education, regional health care and distribution facilities. Outside the incorporated city limits of Greer, the economy includes manufacturing, agriculture and industry. No particular category or segment of the economy previously described is expected to grow or contract disproportionately in 2009.

Total loans outstanding were $311,414,032 and $263,010,527 at December 31, 2008 and 2007, respectively. See Loan Portfolio Composition table below. There are no significant concentrations of loans in the loan portfolio to any particular individuals or industry or group of related individuals or industries.

The Company's ratio of loans to deposits was 110.4% and 107.5% at December 31, 2008 and 2007, respectively. The loan to deposit ratio is used to monitor a financial institution's potential profitability and efficiency of asset distribution and utilization. Generally, a higher loan to deposit ratio is indicative of higher interest income since loans yield a higher return than alternative investment vehicles. Management has concentrated on maintaining quality in the loan portfolio while continuing to increase the deposit base. The increase in the loans to deposits ratio is due primarily to funding a portion of the loan portfolio with advances from the Federal Home Loan Bank. At certain points in the interest rate cycle, the cost of advances from the FHLB is cheaper than the cost of retail deposits.

The following table summarizes the composition of the loan portfolio by category at the dates indicated.

Loan Portfolio Composition

December 31,	2008		2007		2006		2005		2004	
	$	%	$	%	$	%	$	%	$	%
(Dollars in thousands)										
Commercial	57,119	18.34	50,512	19.21	49,954	20.32	43,509	21.86	31,18	22.33
Real Estate-Construction/Land	86,312	27.71	73,095	27.79	59,625	24.26	42,980	21.60	28,362	20.31
Real Estate Mortgage:										
Residential 1-4	84,664	27.19	74,809	28.44	68,926	28.04	58,898	29.60	40,772	29.20
Multi-Family	50	0.02	223	0.08	608	0.25	921	0.46	1,636	1.17
Nonfarm/Nonresidential	69,313	22.26	52,141	19.82	51,244	20.84	40,374	20.29	26,810	19.20
Installment Loans to Individuals	10,370	3.33	10,864	4.13	10,853	4.41	10,476	5.26	9,694	6.94
Lease Financing	593	0.19	696	0.27	796	0.32	899	0.45	977	0.70
Obligations of State and Political Subdivisions	2,120	0.68	494	0.19	571	0.23	104	0.05	207	0.15
Other	873	.28	177	.07	3,281	1.33	842	.43	-	-
Total Loans	311,414	100.00	263,011	100.00	245,858	100.00	199,003	100.00	139,646	100.00

The Company's loan portfolio contains a significant percentage of real estate mortgage loans. Real estate loans increased by approximately $40,071,000, or 20.0%, to approximately $240,339,000 during the twelve months ended December 31, 2008. At December 31, 2008 real estate mortgage loans represented 77.18% of the total loan portfolio compared to 76.14% at December 31, 2007. The slight increase in real estate mortgage loans as a percentage of total loans can be attributed to the slowing demand in the Company's market area for commercial and residential construction, which is a result of a softening local economy. In an effort to effectively manage its interest rate risk, over the past several years the Company has not offered in-house long-term fixed rate mortgage loans; however, the Company has offered five-year and seven-year balloon mortgage loan products at attractive rates. The Company continues to offer fixed rate long term mortgages through an investor loan program. The Company also has a significant amount of commercial and industrial loans. Commercial and industrial loans increased approximately 13.00% during 2008 compared to the 2007 as a result of increased demand for lines of credit also related to a softening local economy. Commercial and industrial loans comprised 18.34% and 19.21% of the total loan portfolio at December 31, 2008 and 2007, respectively. See Lending Activities under the Company's December 31, 2008 Form-10-K for further discussion.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The following table summarizes the loan maturity distribution for the selected categories as of December 31, 2008. The Company has a total of approximately $162,341,000 in loans indexed to the Wall Street Journal Prime rate.

December 31, 2008	Commercial		Real Estate-Construction/Land		Total	
(Dollars in Thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Due One Year or Less:	$ 38,998	68.28%	$ 72,656	84.18%	$ 111,654	77.85%
Due One Year through Five Years:						
Fixed Rate	15,092	26.42%	8,948	10.37%	24,040	16.76%
Variable Rate	-	-	2,101	2.43%	2,101	1.46%
Due After Five Years:						
Fixed Rate	3,028	5.30%	2,607	3.02%	5,635	3.93%
Variable Rate	1	0.00%	-	0.00%	1	0.00%
Total	$ 57,119	100.00%	$ 86,312	100.00%	143,431	100.00%

Risk Elements

The accrual of interest on loans is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest of such loans is typically discontinued when the loan is 90 days past due or impaired. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table states the approximate aggregate amount of problem assets in each of the following categories at December 31:

(dollars in thousands)	2008	2007	2006	2005	2004
Nonperforming loans:					
Nonaccrual-real estate mortgage	$ 4,727	$ 2,488	$ 718	$ 482	$ 514
Nonaccrual-commercial and industrial	338	213	122	1	32
Nonaccrual-consumer	3	1	3	1	21
Total nonperforming loans	5,068	2,702	843	484	567
Foreclosed properties:					
Foreclosed properties-residential real estate	675	42	-	-	409
Foreclosed properties-commercial real estate	1,167	-	-	-	-
Total foreclosed properties	1,842	42	-	-	409
Total nonperforming assets	$ 6,910	$ 2,744	$ 843	$ 484	$ 976
Nonperforming assets to total loans and foreclosed properties at period end	2.21%	1.04%	.34%	.24%	.70%
Nonperforming assets to total assets at period end	1.58%	.70%	.23%	. 16%	.42%
Allowance for loan losses to nonperforming loans at period end	101.16%	82.64%	213.64%	292.56%	200.35%
90 days or more past due and still accruing	$ 86	$ 100	$ 1	32	$ -

Nonaccrual loans at December 31, 2008 include fifteen impaired commercial real estate loans and three impaired commercial loans. On March 4, 2009, management became aware of ten other potential problem loans related to a construction relationship with one builder totaling approximately $1,800,000. These loans were current as of December 31, 2008, but were subsequently classified as nonaccrual on March 4, 2009 after the builder made management aware of liquidity shortfalls. The Bank is seeking repossession of the collateral through deeds in lieu of foreclosure.

The loan portfolio is regularly reviewed to determine whether any loans require classification in accordance with applicable regulations. When loans are classified as either substandard or doubtful, collateral and future cash flow projections are reviewed to determine if a specific reserve is necessary. The allowance for loan losses represents amounts that have been established to recognize incurred losses in the loan portfolio that are both probable and reasonably estimable. Loans are charged off when classified as loss. The determination as to risk classification of loans and the amount of the loss allowances are subject to review by the Bank's regulatory agencies.

The following table sets forth certain information with respect to the allowance for loan losses and the composition of charge-offs and recoveries for each of the last five years.

Summary of Loan Loss Experience

(Dollars in Thousands)	2008	2007	2006	2005	2004
Total loans outstanding at end of year	$ 311,414	$ 263,011	$ 245,858	$ 199,003	$ 139,646
Average loans outstanding	$ 285,818	$ 249,583	$ 229,467	$ 161,909	$ 124,170
Balance, beginning of year	$ 2,233	$ 1,801	$ 1,416	$ 1,136	$ 1,298
Loans charged-off					
Commercial and industrial	494	1,338	177	24	347
Real estate - mortgage	613	107	-	20	31
Consumer	278	77	77	114	42
Total loans charged-off	1,385	1,552	254	158	420
Recoveries of previous loan losses					
Commercial and industrial	11	128	1	4	4
Real estate - mortgage	-	-	-	-	-
Consumer	38	15	41	10	3
Total loan recoveries	49	143	42	14	7
Net charge-offs	1,336	1,379	212	144	413
Provision charged to operations	4,230	1,811	597	424	251
Balance, end of year	$ 5,127	$ 2,233	$ 1,801	$ 1,416	$ 1,136
Ratios:					
Allowance for loan losses to average loans	1.79%	0.89%	0.78%	0.87%	0.91%
Allowance for loan losses to period end loans	1.65%	0.85%	0.73%	0.71%	0.81%
Net charge offs to average loans	0.47%	0.55%	0.09%	0.09%	0.33%

The allowance for loan losses is maintained at a level determined by management to be adequate to provide for probable losses inherent in the loan portfolio. The allowance is maintained through the provision for loan losses which is a charge to operations. The potential for loss in the portfolio reflects the risks and uncertainties inherent in the extension of credit.

The Bank's provision and allowance for loan losses is subjective in nature and relies on judgments and assumptions about economic conditions and other factors affecting borrowers. These assumptions are based on the evaluation of several factors, including levels of, and trends in, past due and classified loans; levels of, and trends in, charge-offs and recoveries; trends in volume of loans, including any credit concentrations in the loan portfolio; experience, ability and depth of relevant lending staff; and national and local economic trends and conditions. No assurances can be made that future charges to the allowance for loan losses or provisions for loan losses may not be significant to a particular accounting period. Commercial loans comprised $1,315,000 of the allowance for loan losses at December 31, 2008; $2,156,143 was reserved for commercial real estate, $395,562 for owner-occupied commercial real estate, $338,519 for residential real estate, $89,009 for installments to individuals and $833,074 for impaired loans for the same period. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

Interest is discontinued on impaired loans when management determines that a borrower may be unable to meet payments as they become due. As of December 31, 2008 the Bank had twenty-three impaired commercial real estate loans and five impaired commercial and industrial loans with outstanding balances of $6,070,746 and $357,283, respectively. The average amount of impaired loans outstanding during 2008 was $4,343,835. There was no interest income recognized on the impaired loans.

Deposits

Average deposits were approximately $266,231,000 and $239,327,000 during 2008 and 2007, respectively. NOW accounts increased approximately $7,174,000, or 23.22% from December 31, 2008 compared to December 31, 2007. This significant increase was partially offset by a decrease in demand deposits accounts of $4,409,000, or 13.13%, for the same period. New deposit products were introduced in November 2007 resulting in both new deposit money and account reclassification.

Contractual maturities of all time deposits at December 31, 2008 were as follows: twelve months or less - $164,830,670, over twelve months through thirty-six months - $11,183,085, and over thirty-six months - $0.

The following table summarizes the Bank's average deposits by categories at the dates indicated.

Year Ended December 31,	2008		2007		2006	
	Average Balance	Percent	Average Balance	Percent	Average Balance	Percent
(Dollars in thousands)						
Noninterest-Bearing Deposits						
Demand Deposits	$ 29,180	10.96%	$ 35,394	14.03%	$ 30,710	13.51%
Interest Bearing Liabilities						
NOW Accounts	38,075	14.30%	29,096	12.90%	36,908	16.24%
Money Market and Savings	43,756	16.44%	41,207	17.21%	35,434	15.59%
Time Deposits	155,220	58.30%	133,788	55.86%	124,217	54.66%
Total Deposits	$ 266,231	100.00%	$ 239,485	100.00%	$ 227,269	100.00%

Core deposits, which exclude time deposits of $100,000 or more and brokered deposits, provide a relatively stable funding source for the loan portfolio and other earning assets. Core deposits were approximately $153,655,000, $171,127,000, and $163,255,000 at December 31, 2008, 2007 and 2006, respectively.

Time deposits over $100,000, including brokered deposits of approximately $49,000,000, $22,000,000 and $35,000,000, totaled approximately $109,647,000, $74,341,000 and $80,815,000 at December 31, 2008, 2007 and 2006, respectively. Scheduled maturities were as follows:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)			
Maturing in 3 months or less	$ 29,765	$ 18,385	$ 20,132
Maturing after 3 months but less than 6 months	38,425	22,206	29,229
Maturing after 6 months but less than 12 months	36,211	30,402	21,932
Maturing after 12 months	5,246	3,348	9,522
Total	$ 109,647	$ 74,341	$ 80,815

Short-Term Borrowings

At December 31, 2008, the Company had purchased federal funds totaling $4,000,000. At December 31, 2007 the Company had purchased federal funds totaling $3,004,000. At December 31, 2006, the Company had purchased federal funds totaling $5,317,000 and $8,854,875 in securities sold under agreements to repurchase.

The related information for these borrowings during 2008 is summarized as follows:

	Federal Funds Purchased
Average balance outstanding during the year	$2,995,000
Average rate paid during the year	2.76%
Average rate on year end balance	1.09%

Long Term Borrowings

At December 31, 2008 and December 31, 2007, the Company had fixed rate notes payable totaling $82,000,000 and $80,100,000, respectively, to Federal Home Loan Bank ("FHLB"). Interest rates on the advances ranged from 2.67% to 4.17% and 3.41% to 5.92% at December 31, 2008 and 2007, respectively. At December 31, 2008, the Company had fixed rate repurchase agreements totaling $15,000,000 with a stated interest rate of 3.60%. At December 31, 2008, the Company had variable rate notes payable totaling $21,000,000 to FHLB. A note for $2,000,000 was indexed to the 3 month LIBOR rate and was 2.18% on December 31, 2008. A note for $6,000,000 was indexed to the Wall Street Journal prime rate and was .73% on December 31, 2008. During 2006, interest expense on some of these fixed rate notes was increased by $266,992 through the utilization of interest rate swaps. For financial statement purposes interest expense from the swaps has been added to the interest expense on FHLB borrowings. The Company has pledged its 1 to 4 family residential mortgages, commercial real estate mortgages, home equity lines of credit and certain mortgage-backed securities as collateral against the FHLB borrowings.

In October 2004 and December 2006, the Company issued $6,186,000 and $5,155,000 of junior subordinated debentures to its wholly-owned capital Trusts, Greer Capital Trust I and Greer Capital Trust II, respectively, to fully and unconditionally guarantee the trust preferred securities issued by the Trusts. These long-term obligations currently qualify as total risk based capital for the Company.

The junior subordinated debentures issued in October 2004 mature in October 2034, but include an option to call the debt in October 2009. Interest payments are due quarterly to Greer Capital Trust I at three-month LIBOR plus 220 basis points.

The junior subordinated debentures issued in December 2006 mature in December 2036, but include an option to call the debt in December 2011. Interest payments are due quarterly to Greer Capital Trust II at the three-month LIBOR plus 173 basis points.

Accounting and Financial Reporting Issues

In December 2007, FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), Implementation Issue No. E23, *Hedging – General: Issues Involving the Application of the Shortcut Method under Paragraph 68* ("Issue E23"). Issue E23 amends SFAS 133 to explicitly permit use of the shortcut method for hedging relationships in which interest rate swaps have nonzero fair value at the inception of the hedging relationship, provided certain conditions are met. Issue E23 was effective for hedging relationships designated on or after January 1, 2008. The implementation of this guidance did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 expands quarterly disclosure requirements in SFAS 133 about an entity's derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS 161 on its consolidated financial position and results of operations.

The Emerging Issues Task Force ("EITF") reached a consensus at its September 2006 meeting regarding EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. Therefore, this EITF would not apply to a split-dollar life insurance arrangement that provides a specified benefit to an employee that is limited to the employee's active service period with an employer. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company adopted EITF 06-04 at the beginning of 2008 and calculated the impact on beginning retained earnings to be $75,031 on January 1, 2008.

In October 2008, FASB issued a FASB Staff Position ("FSP") No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* FAS 157-3 clarifies the application of FASB Statement No. 157, *Fair Value Measurements*, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The Bank adopted FAS 157-3 as of the third quarter ended September 30, 2008.

In June 2008, the FASB issued a FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.* The guidance in this FSP applies to the calculation of earnings per share ("EPS") under Statement 128 for share-based payment awards with rights to dividends or dividend equivalents. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This FSP is effective for financial statements issued in fiscal years beginning after December 15, 2008. The Company is currently evaluating the effects of this FSP on its EPS calculation and related disclosures.

Stock Information and Dividend History

The common stock of Greer Bancshares Incorporated is traded in the over-the-counter market and quoted on the OTC Bulletin Board (symbol: GRBS). As of February 25, 2009, there were 1,165 record holders of our common stock, $5.00 par value per share.

The following table sets forth the high and low "bid" prices per share of the common stock for each quarterly period during the past two fiscal years, as reported on NASDAQ.com. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	2008		2007	
Quarter	High	Low	High	Low
First	$15.95	$13.00	$24.00	$21.25
Second	$15.40	$11.00	$23.00	$21.33
Third	$13.80	$10.25	$21.75	$16.25
Fourth	$12.75	$ 3.51	$18.50	$13.00

Beginning in 1992, the Company has declared annual cash and/or stock dividends or stock splits. In 2006, the Company paid 17 cents per share cash dividends in April, June, September and December for total cash dividends in 2006 of 68 cents per share and declared dividends to be paid in March 2007 of 17 cents per share. In 2007, the Company paid 17 cents per share cash dividends in March, June, September and December for total cash dividends in 2007 of 68 cents per share. In 2008, the Company paid 17 cents per share cash dividends in April, June, and September for total cash dividends in 2008 of 51 cents per share. In order to conserve capital, the Company did not pay a dividend in December 2008 and does not anticipate paying cash dividends in 2009.

The Company's ability to pay cash dividends is dependent upon receiving cash dividends from the Bank. Federal and state banking regulations restrict the amount of cash dividends that can be paid to the Company from the Bank. The payment of dividends in the future is subject to earnings, capital requirements, financial condition and such other factors as the Board of Directors of Greer Bancshares Incorporated, the Commissioner of Banking for South Carolina and the FDIC may deem relevant. The preferred stock issued to the U.S. Treasury in January 2009 also contains restrictions on the Company's payment of dividends.

GREER BANCSHARES INCORPORATED

Forward Looking Information

This Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "may," and "intend," as well as other similar words and expressions, are intended to identify forward-looking statements. Actual results may differ materially from the results discussed in the forward-looking statements. The Company's operating performance is subject to various risks and uncertainties including, without limitation:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- the level of allowance for loan losses;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in monetary and tax policies;
- loss of consumer confidence and economic disruptions resulting from terrorist activities;
- changes in the securities markets; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

Greer Bancshares Incorporated

Find it in Greer.

www.GreerStateBank.com • 864.877.2000